VARI-LITE INTERNATIONAL

2001 ANNUAL REPORT ON FORM 10-K

Vari-Lite International, Inc. is a leading worldwide designer and manufacturer of automated lighting products and distributor of lighting systems and related production services. The Company markets its products and services primarily to the entertainment industry, serving such markets as concert touring, theater, television and film and corporate events. The Company's manufacturing and sales division sells VARI✻LITE® automated lighting equipment through a dedicated sales staff and a worldwide network of independent dealers. Through its domestic and international offices, the Company's VLPS rental division offers complete automated and conventional lighting systems and lighting production services.


VL1000™ ERS Luminaire
Concert Touring
Theater

To Our Stockholders:

On September 25, 2001, Vari-Lite celebrated its 20th anniversary in the automated lighting industry — a business we invented and continue to lead on a worldwide basis. Despite economic and market swings that impacted the global entertainment industry over these two decades, Vari-Lite has built a track record of which we are very proud: award-winning technical innovation, service and performance excellence and a client roster of the world's best-known lighting designers, programmers, producers, entertainers, events, venues and production companies. Perhaps fittingly, our anniversary celebration occurred at a time when we were nearing the completion of an aggressive refocusing of our business around Vari-Lite's core product line: VARI*LITE® automated luminaires.

The decision to reposition Vari-Lite has enabled us to strengthen the Company financially and competitively in what are uncertain economic times. Increasing economic softness was apparent throughout much of the world as calendar 2001 progressed and, of course, the tragic events of September 11th immediately were felt throughout the entertainment industry. For these reasons, there are few market indicators that bode well for our industry or our business in the near-term. However, that fact does not alter our conviction that the inherent value in our brand and our technology, combined with our redirected business plan, form a basis for sustained positive performance as market conditions improve.

Today Vari-Lite is the product of significant reorganization actions completed in early fiscal 2001, as well as important new strategic initiatives and refinements in our distribution strategy implemented during fiscal 2000 and 2001. Over the past two years we have been enhancing our sales, marketing and distribution capabilities to support our strategic decision to sell VARI*LITE products. At the same time, we have been focused on improving the Company's financial footing and continuing to improve our traditional VLPS rental operations. Early in fiscal 2001, we sold our sound reinforcement business and our continental European rental operations and exited our corporate meeting and event planning business. As such, we are left with our core business — designing, manufacturing and selling VARI*LITE automated lighting products — and our VLPS rental organization, which maintains a strong presence in major entertainment markets in North America, Europe and Japan.

The benefit of these activities began to show in fiscal 2001's financial results, although the broader economic environment masked the progress. Revenue for fiscal 2001 totaled $73.1 million, versus $93.7 million in fiscal 2000. Excluding the revenue earned from the divested businesses, total revenue for fiscal 2001 increased by approximately $4.6 million over fiscal 2000. Most encouraging was the increase in revenue from new product sales, which grew by $2.0 million in the fourth quarter over the third quarter and for the year increased to $9.4 million in fiscal 2001, from $2.6 million in fiscal 2000. In addition, we achieved a 15% decline in selling, general and administrative expense, and in early fiscal 2002 we have made additional adjustments that represent approximately $4.0 million in annualized cost savings.

These activities also translated to significant improvement in the Company's balance sheet, as total debt declined to $23.3 million at year-end from $37.7 million at the close of fiscal 2000. The Company ended fiscal 2001 with stockholders' equity of $45.3 million, compared with $41.7 million at the end of fiscal 2000.

While the efforts of the executive management team have been concentrated on repositioning the business and building a platform for sustained improvement in operating performance, the rest of the Vari-Lite team has been doing what it always does: creating innovative automated luminaires, winning awards and lighting the world's most celebrated entertainment events and venues.

In the past year we introduced and began manufacturing the VARI✻LITE VL2202™ spot luminaire and the VL2402™ wash luminaire, the latter of which won the EDDY award for lighting product of the year in 2001. Both of these products, along with our VL2416™ wash luminaires, were featured during the 2001 summer concert-touring season.

In November 2001, we notched one of the most important advances in our industry's history when we introduced the VL1000™ automated ERS (ellipsoidal reflector spotlight) at the Lighting Dimensions International trade show. This product represents the first time that an ERS lighting fixture, one of the world's most popular conventional lighting tools, has been automated. Further, the VL1000 luminaire will be the first automated spot luminaire offered to the market with a tungsten light source and it will be priced lower than a conventional ERS with comparable automated accessories.

The VL1000 luminaire demonstrates that, in our 20th anniversary year, Vari-Lite remains the standard-bearer in automated lighting. And it's our people who set the standards: at the same LDI show where the VL1000 luminaire was introduced, our Electrical Engineering Manager, Jim Bornhorst, was presented with the industry's highest individual honor, the Wally Russell Lifetime Achievement Award. Jim has seen and, in many ways, driven the evolution of automated lighting. It was he, together with a team of engineers, that developed the original VARI✻LITE luminaire which debuted at a *Genesis* concert in September 1981.

Today, our products continue to be featured at the world's premier entertainment events, including 2001 tours by *U2*, *Radiohead*, *Aerosmith*, *Janet Jackson* and others. Vari-Lite also lit the landmark *Michael Jackson 30th Anniversary* shows at Madison Square Garden in New York in September 2001. In early 2002, we will participate in our 9th consecutive Super Bowl, as well as the Winter Olympics in Salt Lake City. These events are in addition to major televised events such as the Academy Awards® (eight consecutive years), the Grammy® Awards (seven consecutive years), the Emmy® Awards (eight consecutive years) and many other recurring engagements.

So, at a time when Vari-Lite continues to reach new heights in its technical capabilities and its visibility in the global entertainment marketplace, we've also become a leaner, healthier, more competitive company. We've improved our cost structure and reduced debt. Our worldwide rental distribution system and our manufacturing operations have been streamlined. The groundwork for our sales platform has been laid, and we're generating results. Additionally, we've stepped up our sales and marketing capability with the addition of several top industry sales and marketing executives, led by our new Vice President of Sales & Marketing Bob Schacherl. Finally, we've added leadership depth at the board level with the appointments of Jon Tinkle and Bill Scott, two insightful executives with strong and broad business experience.

In short, as we embark on our third decade in automated lighting, we think Vari-Lite's mission and its opportunity have never been more clearly defined. The expected economic and market challenges in the months ahead create uncertainty, but Vari-Lite's strengthened foundation offers great potential. We appreciate your continued support as we work to realize it.

Sincerely,

H. R. Brutsché III
Chairman and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2001

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

COMMISSION FILE NUMBER: 0-23159

Vari-Lite International, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**75-2239444** (I.R.S. Employer Identification No.)
201 Regal Row, Dallas, Texas (Address of principal executive offices)	**75247** (Zip Code)

Registrant's telephone number including area code: **(214) 630-1963**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.10 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant on December 21, was $6,492,307. As of that date, 7,800,003 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain information required by Part III of this Annual Report on Form 10-K is incorporated by reference from the registrant's definitive proxy statement for its annual meeting of stockholders to be held on March 1, 2002.

INDEX TO ANNUAL REPORT ON FORM 10-K
For the fiscal year ended September 30, 2001

PART I

Item 1. Business

General

The Company is a leading worldwide designer and manufacturer of automated lighting systems and distributor of automated and conventional lighting and related equipment and services. The Company markets its products and services primarily to the entertainment industry, serving such markets as concert touring, theater, television and film and corporate events. The Company's manufacturing and sales division sells VARI*LITE automated lighting equipment through a dedicated sales staff and a worldwide network of independent dealers. Through its domestic and international offices, the Company's VLPS rental division offers complete automated and conventional lighting systems and lighting production services.

The Company's predecessor was incorporated in 1988 in the State of Texas as a holding company for operations, which began in 1981 and was reincorporated in the State of Delaware in 1997. The Company's principal executive offices are located at 201 Regal Row, Dallas, Texas 75247 and its telephone number is (214) 630-1963.

Products and Services

Vari-Lite Manufacturing and Sales

The Company designs, manufactures and distributes an extensive line of automated spot and wash lighting fixtures, or "luminaires." Spot luminaires create a hard-edged, crisp beam which can be used for precisely focused illumination and visual effects, as well as for projecting custom light images and designs through the use of "gobos", designs etched into a piece of glass or cut into a piece of metal through which a light beam is directed to create an image. Wash luminaires project a soft-edge light beam for even illumination of objects and areas. The Company has patented a number of features which the Company believes makes its luminaires superior to those of its competitors. The Company currently manufactures three series of luminaires.

- *Series 2200™ Spot Luminaires.* The small, lightweight and virtually silent VL2202™ luminaire features an upper enclosure that houses the control electronics, as well as a power factor corrected arc power supply for a 700 watt lamp. The VL2202™ luminaire supports a wide variety of colors and gobos with two fixed 11-position wheels for interchangeable dichroic color and gobo selections, as well as one five-position rotating gobo wheel for gobos or effects. A 3:1 zoom optics system and a programmable iris combine to create a wide variety of beam sizes. The luminaire features full field dimming, strobe effects and smooth, repeatable motion.

- *Series 2400™ Wash Luminaires.* Like the VL2202™ spot luminaire, the Series 2400™ wash luminaires include an upper enclosure that houses the control electronics as well as a power factor corrected arc power supply for the lamp. The VL2416™ wash luminaire features a 1200 watt arc lamp and an innovative zoomable beam spreading optics system which can provide a field angle from 5 to 55 degrees. A rotatable, indexable front lens assembly that accepts standard PAR 64 lenses can be used for many unique beam effects. The DICHRO*TUNE™ radial color changer employs enhanced dichroic color filters to produce smooth, full spectrum color crossfades as well as very quick color changes. An internal douser allows intensity control as well as strobe effects. The VL2402™ wash luminaire is identical in configuration and size to the VL2202™ spot luminaire and features the same zoomable beam spreading optics offered in the VL2416™ wash luminaire for beam control. The VL2402™ luminaire includes three color wheels for smooth, full spectrum color crossfades as well as a fixed color wheel for rapid, "snap" color changes. Smooth dimming and strobe effects are also provided.

- *Series 1000™ Ellipsoidal Reflector Spotlight.* The VL1000™ ERS is the only automated version of one of the most popular lighting tools in use today, the ellipsoidal reflector spotlight. There are currently four versions of the VL1000™ ERS that combine either a tungsten or arc lamp source with the absence or presence of automated shutters. Features of the VL1000™ ERS include CYM color mixing, five rotating and indexing gobo positions, zoom optics with an imaging range from 19° to 36° and a non-imaging zoom range out to a 70° beam field, pan and tilt capability and an optional beam size iris. Another unique feature of the VL1000™ ERS is a variable diffusion mechanism to soften the edges of the beam or image all the way out to a total wash beam. This allows the same fixture to function as a spot or a wash luminaire. The VL1000™ ERS offers a unique optical system which enables these luminaires to be the only automated spotlight to utilize a tungsten source to produce professional level output at the popular 3200°K color temperature. As such, the VL1000™ ERS can be used for applications traditionally dominated by conventional lighting fixtures. The tungsten lamp versions of the VL1000™ ERS produce approximately 10,000 lumens of output while the 575 watt arc lamp versions of the VL1000™ ERS produce over 15,000 lumens of output at a 5600°K color temperature and include mechanical dimming and an external arc power supply.

All of the Company's luminaires will operate from the various line voltages around the world. The Company has designed all of its luminaires, including models no longer manufactured, to be compatible with industry standard DMX-512 control consoles, as well as the Company's previously manufactured proprietary control consoles.

The Company manufactures its products in Dallas, Texas. The manufacturing process principally consists of procuring, inspecting and assembling components custom-made by others to the Company's specifications. The Company generally provides its suppliers with specifications for its components and pays for all tooling used in their production. The Company emphasizes the quality and reliability of its products and, accordingly, submits all finished products to rigorous testing at the time they are manufactured.

The Company has frequently worked in concert with certain of its key suppliers to design and develop new technologies which have been incorporated into the Company's products specifically to meet its requirements. As a result, although most components and raw materials used by the Company are available from more than one supplier, many important components for the Company's lighting systems are provided by one vendor and are custom-designed (often jointly by the Company and its vendors). The Company attempts to maintain adequate inventories of these components and, based on its experience, does not anticipate problems obtaining sufficient supplies in the foreseeable future. The loss of any supplier that is the sole vendor of a component would delay the Company's manufacturing schedules and possibly force the Company to purchase new tooling, but the Company believes substitute suppliers can be found for all components of all of its products.

VLPS Rental Operations

VLPS rental operations carries three major automated product lines previously manufactured by the Company, as well as all of the products currently manufactured and sold by the Company.

- *Series 200™ Luminaires.* The Company rents Series 200™ luminaires, including the VL2C™ spot luminaire and VL4™ wash luminaire. The VL2C™ spot luminaire can change light color in one-tenth of a second and can produce more than 120 separate light colors through the use of the Company's patented color changing system. The VL4™ luminaire's patented color changing system allows the user to select 30 preset and 160 programmable colors from thousands of available colors and to change these colors in less than three-tenths of a second, or program the system for timed color cross-fades. In addition, the VL4™ luminaire features precisely timed control of light intensity, including the ability to instantaneously turn the light fixture on and off. Continuous adjustment of diffusion and beam angle provides enhanced control of the beam shape.

- *Series 300™ Luminaires.* The Series 300™ luminaires are virtually silent, lightweight automated lighting instruments with sophisticated color changing features. The Series 300™ luminaires include the

VL5™, VL5Arc™ and VL5B™ wash luminaires, and the VL6™, VL6B™, VL6C™, VL7™ and VL7B™ spot luminaires. The VL5™ luminaire is lighter than the VL4™ luminaire, and its cold-mirror reflector both eliminates the need for noisy cooling fans and reduces the amount of heat the lights emit onto the stage. Color changes for the VL5™ are controlled by a system that allows color cross-fades in as little as seven-tenths of a second and interchangeable lenses work with an internal diffusing mechanism to provide a wide variety of beam sizes and shapes. The VL5Arc™ luminaire uses a 575 watt arc source rather than the 1000 watt tungsten source used in the VL5™ luminaire and the VL5B™ luminaire contains a different color palate than the VL5™ luminaire. The VL6™ spot luminaire is the companion to the VL5™ wash luminaire, and has two interchangeable 11-position wheels of dichroic color filters and gobos for split second color and image changes and multi-color beams. The VL6B™ spot luminaire adds a 3:1 zoom optics system and rotating gobos to the VL6™ luminaire. The VL6C™ luminaire has the same features as the VL6B™ luminaire except that it contains a 700 watt arc lamp. The VL7™ spot luminaire has a revolutionary collection optics system that produces a bright beam and provides an 8:1 zoom. Other features of the VL7™ include full color spectrum crossfades with unparalleled precision and repeatability via the unique CVF™ System, strobe, image morphing and fixed and rotating gobos. The VL7B™ spot luminaire adds a four frame shuttering system to the VL7™ fixture.

- *Virtuoso™ Control Console.* The Virtuoso™ control console was designed to control VARI*LITE® luminaires, DMX automated lights and conventional fixtures. The console is capable of controlling up to 2,000 luminaires with up to 10,000 cues per channel, depending on the types of luminaires being used, and includes an advanced, 3-D graphical interface that allows users to have a real-time view of system status and performance. The 3-D graphical interface can also be used to program cues while the luminaires are off-line to maximize programming efficiency for busy production environments or for pre-production work before the actual lighting system is available. Multiple Virtuoso™ consoles can be connected and programmed simultaneously, a major advantage in very large productions or when time is very limited. Advanced fiber optic connections are provided for maximum performance. The Virtuoso DX™ console offers all of the same performance and features as the Virtuoso™ console in a much smaller, less expensive platform. The Virtuoso DX™ console connects directly into the lighting system with either traditional network wiring or with the same advanced fiber optics used in the Virtuoso™ console. The Virtuoso DX™ console also offers the additional advantage of outputting eight universes of DMX-512 control directly from the console. This allows the console to be used with equal ease with VARI*LITE® luminaires, DMX automated lights or conventional fixtures. The Company's Visionary 3D™ software package allows users to create actual Virtuoso™ cues and showfiles, using the 3-D graphical interface, without the presence of a console or lighting system, using only a personal computer. These showfiles can then be transported to the Virtuoso™ or Virtuoso DX™ console for use with the lighting system.

The Company also rents a wide variety of conventional lighting and rigging equipment, including numerous types of luminaires and control consoles, large search lights, automatic gel scrollers, trusses, motors, dimmers, smoke machines, power and control signal distribution equipment and cables. The Company developed a unique stackable, plastic injection-molded storage case for transporting its equipment. The case is custom-designed to protect VARI*LITE® equipment and last longer than the industry-standard carpet covered wood or laminate cases. The case is also significantly lighter than other cases, thereby reducing transportation costs. To complement the integrated product packages, customers can utilize the VLPS CAD/WYSIWYG studio facilities to assist with pre- and post-production design work. In addition, the Company provides trained personnel to operate its automated lighting systems and offers training courses, maintenance and other related production services to customers.

The Company emphasizes the quality and reliability of its products and, accordingly, submits all products to vigorous testing at the time they are returned to the Company at the termination of each rental agreement. The Company uses an inventory control and management system to locate its rental equipment at all times anywhere in the world. Each piece of equipment is assigned a serial number for identification purposes. Equipment utilization is centrally monitored at the Company's headquarters to determine which products are in highest demand in various geographic markets and whether certain equipment should be relocated to increase utilization and revenue, whether product shortages that require the production of additional units exist, whether current pricing is at the appropriate level, and whether excess quantities exist that may be sold. The maximum utilization rates of the Company's rental equipment are affected by production scheduling requirements of the customers' various markets. Utilization rates are also impacted by the quantity of inventory, maintenance requirements and shipping time. The Company's inventory control system helps the Company optimize its utilization rates in light of these factors in order to satisfy customer requirements, maximize revenue and optimize equipment levels.

Marketing, Sales and Distribution

The Company markets its products and services to the entertainment industry, including concert touring, theatre, television and film and corporate events markets, through various media including, but not limited to, trade shows, trade advertising and direct marketing. The Company solicits business from lighting and set designers, other specifiers and consultants, artist managers, producers, production managers, end users and production companies, promoters, rental companies, corporations and business associations. The Company believes that its quality products, reputation for innovation, customer relationships, worldwide distribution and excellent service are the keys to its success. No customer has accounted for more than 10% of the Company's revenues for at least the last three fiscal years.

The Company's Vari-Lite manufacturing and sales division sells its products through a dedicated sales staff and through independent dealers located in over 40 cities in North America, Europe and Asia. The Company's VLPS operations rents complete lighting systems and provides services through Company-owned offices located in New York, Los Angeles, Nashville, Orlando, Las Vegas, Chicago, London and Tokyo.

The Company relies heavily on its reputation for quality and service, which is enhanced by its high visibility projects and customers. The Company reinforces this reputation by advertising in trade and specialty magazines. Although most of the VLPS rental operations contracts are procured through a bidding process, the Company believes that competition for both sales and rental of lighting equipment is based on expertise, quality, price, reputation and, in the case of VLPS, full service capabilities.

Research and Development; Intellectual Property

The Company's proprietary technology and development of innovative products that meet the needs of its customers have enabled it to expand the applications for its technology to new products and markets. From time to time, the Company collaborates with unaffiliated entities to supplement and complement its internal research and development activities. The Company's innovative research and development activities were recognized when Vari-Lite, Inc. was awarded Primetime Emmy® awards for its Series 200™ system, VL5™ wash luminaire and Virtuoso™ control console in 1991, 1994 and 2001, respectively.

The Company's research and development group consists of over 25 engineers, technicians and related personnel. These internal capabilities enable the Company to continually improve existing products, design new products and develop new technology to meet the needs of its customers. In the fiscal years ended September 30, 1999, 2000 and 2001, the Company's research and development expenditures totaled $5.6 million, $5.2 million and $5.3 million, respectively.

The Company's extensive research and development efforts have produced a number of leading-edge technological developments in the automated lighting industry. When appropriate, the Company seeks patent protection for its products. The Company had registered and received more than 45 domestic patents and more than 190 foreign patents in several different countries and territories. In addition, the Company consistently has patent applications pending in the United States and worldwide. The Company's patents cover the basic concepts, control software, control hardware and features unique to each of the Company's VARI*LITE® luminaire models. The Company believes that its patents provide it with a substantial competitive advantage in the automated lighting industry, and the Company's ability to compete in the future will depend in part on maintaining its technological advantage over its competitors.

The Company has obtained trademark protection in the United States and numerous foreign countries on various names, including, among others, VARI*LITE®, Virtuoso™, Virtuoso DX™, VL2C™, VL4™, VL5™, VL5Arc™, VL5B™, VL6™, VL6B™, VL6C™, VL7™, VL7B™, VL1000™, VL2200™, VL2202™, VL2400™, VL2402™, VL2416™, VARI*IMAGE™, DICHRO*TUNE™ and DICHRO*WHEEL™.

Competition

The lighting industry is highly competitive. The Company's manufacturing and sales operation primarily competes with High End Systems, Inc., Martin Gruppen A/S, Coemar SPA and Clay Paky SPA. The Company's VLPS rental operation primarily competes with Production Resource Group, PLC and many other conventional lighting rental companies. Competitive factors primarily include product capabilities, quality, reliability, price, worldwide distribution, full service capabilities, brand name recognition, reputation, customer service and support. The VARI*LITE® brand name has been recognized for years as the preeminent brand name for automated lighting.

Employees

The Company has 336 full-time employees. In addition, the Company has 115 part-time and temporary employees. None of the Company's employees is a party to any collective bargaining agreement and the Company has never experienced a work stoppage. The Company considers its relations with its employees to be good.

Item 2. Properties

The Company leases all of its facilities, including three facilities comprising approximately 114,400 square feet in Dallas, Texas under leases that expire in April 2002 and April 2003. The Dallas facilities contain the Company's executive offices, manufacturing, warehouse, maintenance, research and development facilities and training center. The executive offices and warehouse space of Vari-Lite Europe, Ltd. are located in London, England in one facility comprising approximately 57,000 square feet and the associated lease expires in April 2010. The executive offices of Vari-Lite Asia, Inc., as well as its technical center, are located in Tokyo in two leased facilities aggregating approximately 23,300 square feet, the terms of which expire in February 2003 and November 2004. The Company also leases office and warehouse space in New York and Los Angeles of 35,300 and 58,000 square feet, respectively, with lease term expirations of August 2010 and April 2004, respectively. In addition, the Company leases sales offices in Chicago, Las Vegas, Nashville and Orlando. The Company believes it maintains generally adequate insurance with respect to its properties.

Item 3. Legal Proceedings

In the ordinary course of its business, the Company is from time to time threatened with or named as a defendant in various lawsuits, including patent infringement claims. Additionally, the Company has filed lawsuits claiming infringements of its patents by third parties for which the Company has been subject to counterclaims. The Company is not currently involved in any material legal proceedings incidental to the conduct of its business.

Item 4. Submission of Matters to a Vote of Security Holders

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock trades on the Nasdaq National Market under the symbol "LITE." The Company consummated its initial public offering of Common Stock on October 16, 1997. The following table sets forth, on a per share basis for the periods indicated, the high and low sale prices for the Common Stock as reported by the Nasdaq National Market:

	Price Range	
	High	Low
Fiscal Year 2000		
First Quarter	$1.688	$0.938
Second Quarter	$4.000	$0.938
Third Quarter	$2.750	$0.875
Fourth Quarter	$1.500	$0.688
Fiscal Year 2001		
First Quarter	$2.500	$0.625
Second Quarter	$2.250	$0.750
Third Quarter	$2.000	$1.210
Fourth Quarter	$1.540	$0.780
Fiscal Year 2002		
First Quarter (through December 21, 2001)	$1.350	$0.940

There were 77 stockholders of record of Common Stock on December 21, 2001.

The Company has not paid, and does not anticipate paying in the foreseeable future, any cash dividends and expects that future earnings will be retained to finance operations and expansion. Currently, the payment of cash dividends is prohibited by the New Credit Facility (as hereinafter defined). See "Liquidity and Capital Resources".

Item 6. Selected Consolidated Financial Data

The following selected consolidated financial data for the Company as of and for each of the five fiscal years in the period ended September 30, 2001, have been derived from the audited consolidated financial statements of the Company. This data should be read in conjunction with the information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and related notes thereto included elsewhere in this report.

	Year Ended September 30,				
	1997	1998	1999	2000	2001
	(in thousands except per share data)				
Income Statement Data:					
Rental revenues	$ 66,095	$ 73,235	$ 78,520	$ 76,366	$ 55,597
Product sales and service revenues	24,563	15,141	13,012	17,322	17,466
Total revenues	90,658	88,376	91,532	93,688	73,063
Rental costs	26,746	33,172	39,557	35,990	25,534
Product sales and service costs	13,301	10,472	7,393	10,881	11,518
Gross profit	50,611	44,732	44,582	46,817	36,011
Selling, general and administrative expense	32,779	35,014	38,224	37,102	31,551
Research and development expense	6,657	6,690	5,586	5,152	5,260
Impairment of assets	—	3,542	—	3,850	—
Restructuring costs	—	1,080	600	—	—
Gains on lawsuit settlement and sale of lease	—	—	—	(3,993)	—
Gain on sale of concert sound reinforcement business	—	—	—	—	(7,100)
Operating income (loss)	11,175	(1,594)	172	4,706	6,300
Interest expense (net)	3,930	2,881	4,540	5,180	2,294
Income (loss) before taxes, extraordinary loss and cumulative effect of change in accounting principle	7,245	(4,475)	(4,368)	(474)	4,006
Income taxes (benefit)	2,916	(1,785)	(1,725)	(187)	1,556
Income (loss) before extraordinary loss and cumulative effect of change in accounting principle	4,329	(2,690)	(2,643)	(287)	2,450
Extraordinary loss from early extinguishment of debt	—	(737)	—	—	—
Cumulative effect of change in accounting principle	—	(195)	—	—	—
Net income (loss)	$ 4,329	$ (3,622)	$ (2,643)	$ (287)	$ 2,450
Net income (loss) per basic share	$ 0.75	$ (0.47)	$ (0.34)	$ (0.04)	$ 0.31
Net income (loss) per diluted share	$ 0.74	$ (0.47)	$ (0.34)	$ (0.04)	$ 0.31
Cash dividends per share(1)	$ 0.18	$ —	$ —	$ —	$ —
Weighted average basic shares outstanding	5,799	7,712	7,800	7,800	7,800
Weighted average diluted shares outstanding	5,819	7,712	7,800	7,800	7,865
Other Data:					
EBITDA(2)	$ 22,634	$ 11,921	$ 15,402	$ 18,547	$ 16,761
Net cash provided by operations	15,237	6,474	8,494	9,653	3,347
Net cash provided (used) by investing activities	(23,071)	(27,576)	(10,040)	4,314	9,054
Net cash provided (used) by financing activities	8,346	23,673	(2,181)	(10,284)	(12,334)
Capital expenditures	23,212	25,841	12,914	3,980	8,267

	As of September 30,				
	1997	1998	1999	2000	2001
Balance Sheet Data:					
Total assets	$96,704	$114,627	$107,700	$94,703	$80,218
Total long-term obligations	46,242	50,333	48,050	37,735	23,256
Stockholders' equity	27,541	44,704	43,235	41,748	45,327

(1) The Company does not anticipate paying any cash dividends on the Common Stock for the foreseeable future and anticipates that future earnings will be retained to finance future operations and expansion. See "Market for Registrant's Common Equity and Related Stockholder Matters."

(2) EBITDA is calculated herein as income before income taxes, extraordinary loss and cumulative effect of change in accounting principle plus depreciation, amortization and net interest expense. The Company believes that EBITDA serves as an important financial analysis tool for measuring and comparing financial information such as liquidity, operating performance and leverage. EBITDA should not be considered an alternative to net income or other cash flow measures determined under accounting principals generally accepted in the United States of America as an indicator of the Company's performance or liquidity. EBITDA as disclosed herein may not be comparable to EBITDA as disclosed by other companies.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The Company is a leading worldwide designer and manufacturer of automated lighting systems and distributor of automated and conventional lighting and related equipment and services. The Company markets its products and services primarily to the entertainment industry, serving such markets as concert touring, theater, television and film and corporate events. The Company's manufacturing and sales division sells VARI*LITE automated lighting equipment through a dedicated sales staff and a worldwide network of independent dealers. Through its domestic and international offices, the Company's VLPS rental division offers complete automated and conventional lighting systems and lighting production services.

Rental revenues were $78.5 million, $76.4 million and $55.6 million or 85.8%, 81.5% and 76.1% of total revenues during fiscal 1999, 2000 and 2001, respectively. The majority of the Company's rental revenues are generated from VLPS' rental of VARI*LITE® automated lighting systems, with the remainder from the rental of conventional lighting equipment, related equipment and from the provision of services and, through November 2000, from the rental of concert sound systems. The Company's rental revenues are recorded as earned over the term of each lease. Rental costs consist of direct costs of maintaining, supporting and delivering the rental equipment and the depreciation costs of the capital expenditures incurred to manufacture or purchase the rental equipment. The Company depreciates rental equipment over periods of five to ten years.

The Company generates sales revenue from the sale of VARI*LITE® automated lighting equipment as well as, through April 2001, providing design and production management services to corporations and business associations for conventions, business meetings and special events.

The following table reflects the percentages of total revenues by market:

	Years Ended September 30,		
	1999	2000	2001
Concert Touring	31.1%	26.9%	22.1%
Theatre	12.0	9.5	9.8
Television and Film	19.8	21.0	21.0
Corporate Events	26.4	25.5	21.0
Product Sales and Sales-Type Leases	7.9	13.4	20.0
Other	2.8	3.8	6.0
Total Revenue	100.0%	100.0%	100.0%

Although the Company expects revenues earned from concert touring (primarily rental revenues) to continue to represent a significant percentage of the Company's total revenues, from fiscal 1999 to fiscal 2001 concert touring revenues have decreased as a percentage of the Company's total revenues due to an increase in rental revenues generated from the Company's other customer markets, an increase in revenues from product sales and the sale in November 2000, of the Company's concert sound reinforcement business. The Company has experienced fluctuations in its concert touring revenues because of the unpredictable nature of the timing and duration of such tours and expects such fluctuations to continue in the future. The Company anticipates revenue from the theater market will continue to fluctuate with the development of new theatrical productions. Revenues earned from the television and film market have increased from fiscal 1999 to fiscal 2001 as a result of the expanding worldwide television market and the need to meet additional programming requirements. In addition, the Company has experienced an increase in revenues from the corporate events market as a result of an increasing number of companies that desire to create entertainment-like productions at company meetings and trade shows. The increase in product sales and sales-type leases from fiscal 1999 to fiscal 2001 is the result of the Company's strategic decision to begin selling VARI*LITE® products in fiscal 2000.

The following table reflects the Company's revenues as a percentage of total revenues (see Note M of the "Notes to Consolidated Financial Statements") by geographic region:

	1999	2000	2001
North America	52.0%	60.9%	59.4%
Europe	35.3	28.0	25.7
Asia	12.7	11.1	14.9
Total Revenue	100.0%	100.0%	100.0%

The majority of European and Asian revenues are denominated in British pounds sterling and Japanese yen, respectively. The Company has offices in London and Tokyo. Prior to their sale in July and October 2000, the Company also had offices in Brussels, Paris, Madrid, Stockholm and Amsterdam. Fluctuations in foreign currencies have impacted, and will continue to impact, the Company's consolidated results of operations due to the translation of foreign currencies into U.S. dollars. The Company has typically maintained foreign currency borrowings to act as an economic hedge against fluctuations in British pounds sterling and Japanese yen. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Results of Operations

The following table sets forth the percentages of total revenues (or as percentages of a component of total revenues as shown) represented by certain consolidated income statement data and other data for the indicated periods:

	Years Ended September 30,		
	1999	2000	2001
Income Statement Data:			
Rental revenues	85.8%	81.5%	76.1%
Product sales and service revenues	14.2	18.5	23.9
Total revenues	100.0	100.0	100.0
Rental costs	43.2	38.4	34.9
Product sales and service costs	8.1	11.6	15.8
Gross margin	48.7	50.0	49.3
Selling, general and administrative expense	41.7	39.6	43.2
Research and development expense	6.1	5.5	7.2
Impairment of assets	—	4.1	—
Restructuring costs	0.7	—	—
Gains on lawsuit settlement and sale of lease	—	(4.2)	—
Gain on sale of concert sound reinforcement business	—	—	(9.7)
Operating income	0.2	5.0	8.6
Interest expense (net)	5.0	5.5	3.1
Income (loss) before income taxes	(4.8)	(0.5)	5.5
Income tax expense (benefit)	(1.9)	(0.2)	2.1
Net income (loss)	(2.9)%	(0.3)%	3.4%
Other Data:			
Rental revenues	100.0%	100.0%	100.0%
Rental costs	50.4	47.1	45.9
Rental gross margin	49.6%	52.9%	54.1%
Product sales and service revenues	100.0%	100.0%	100.0%
Product sales and service costs	56.8	62.8	65.9
Product sales and service gross margin	43.2%	37.2%	34.1%
EBITDA(1)	17.0%	19.8%	22.9%

(1) EBITDA is calculated herein as income before income taxes, extraordinary loss and cumulative effect of change in accounting principle plus depreciation, amortization and net interest expense. The Company believes that EBITDA serves as an important financial analysis tool for measuring and comparing financial information such as liquidity, operating performance and leverage. EBITDA should not be considered an alternative to net income or other cash flow measures determined under accounting principals generally accepted in the United States of America as an indicator of the Company's performance or liquidity. EBITDA as disclosed herein may not be comparable to EBITDA as disclosed by other companies.

Fiscal Year Ended September 30, 2001 Compared to Fiscal Year Ended September 30, 2000

Revenues. Total revenues decreased 22.0%, or $20.6 million, to $73.1 million in fiscal 2001, compared to $93.7 million in fiscal 2000. The revenue decrease was attributable primarily to the factors set forth below.

Rental Revenues. Rental revenues decreased 27.2%, or $20.8 million, to $55.6 million in fiscal 2001, compared to $76.4 million in fiscal 2000. This decrease was entirely due to the sale of the Company's continental European rental operations in October 2000 and concert sound reinforcement business in November 2000 which collectively accounted for $1.6 million of rental revenues in fiscal 2001 compared to $22.4 million in fiscal 2000.

Product Sales and Services Revenues. Although revenues generated from product sales and services increased in 2001 due, in part, to the sales of new and used VARI*LITE® automated lighting equipment, the increase was partially offset by the closing of the Company's corporate meeting and special events management business in April 2001 which had revenues of $6.7 million in fiscal 2000 and $3.7 million in fiscal 2001. This resulted in products sales and services revenues in fiscal 2001 being virtually unchanged from fiscal 2000.

Rental Costs. Rental costs decreased 29.1%, or $10.5 million, to $25.5 million in fiscal 2001, compared to $36.0 million in fiscal 2000. Rental costs as a percentage of rental revenues decreased to 45.9% in fiscal 2001, from 47.1% in fiscal 2000. The decrease in rental costs as a percentage of total rental revenues was primarily due to the sale of the Company's continental European operations in October 2000 which had higher costs as a percent of respective revenues than the remainder of the Company's rental business.

Product Sales and Services Costs. Product sales and services costs increased 5.9%, or $0.6 million, to $11.5 million in fiscal 2001, compared to $10.9 million in fiscal 2000. Product sales and services costs as a percentage of product sales and services revenues increased to 65.9% in fiscal 2001, from 62.8% in fiscal 2000. The increase in product sales and services costs as a percentage of the related revenues was primarily due to the higher costs associated with the manufacture and sale of new automated lighting equipment sold in fiscal 2001 as compared to the lower costs associated with the sale of used automated equipment in fiscal 2000.

Selling, General and Administrative Expense. Selling, general and administrative expense decreased 15.0%, or $5.5 million, to $31.6 million in fiscal 2001, compared to $37.1 million in fiscal 2000. This decrease was primarily due to the sale of the Company's continental European rental operations in October 2000 and concert sound reinforcement business in November 2000 and the closing of the Company's Hong Kong rental operations in January 2001 and corporate meeting and special events management business in April 2001. This expense as a percentage of total revenues increased to 43.2% in fiscal 2001 from 39.6% in fiscal 2000.

Research and Development Expense. Research and development expense increased 2.1%, or $0.1 million, to $5.3 million in fiscal 2001, compared to $5.2 million in fiscal 2000. This expense as a percentage of total revenues increased to 7.2% in fiscal 2001, from 5.5% in fiscal 2000.

Impairment of Assets. In June and October 2000, the Company implemented a strategic decision to sell a portion of its European operations. As a result, these European assets were written down to their net realizable value, resulting in a pre-tax charge of $3.9 million for fiscal 2000.

Gains on Lawsuit Settlement and Sale of Lease. In August 2000, the Company settled a patent infringement lawsuit for $5.0 million which resulted in a net gain of $1.7 million and also negotiated the sale of a building lease in New York which resulted in a net gain of $2.3 million.

Interest Expense. Interest expense decreased 55.7%, or $2.9 million, to $2.3 million in fiscal 2001, compared to $5.2 million in fiscal 2000. This decrease was due to a lower debt balance and a lower interest rate in fiscal 2001.

Income Taxes. The effective tax rate in fiscal 2001 and 2000 were 38.8% and 39.5%, respectively.

Fiscal Year Ended September 30, 2000 Compared to Fiscal Year Ended September 30, 1999

Revenues. Total revenues increased 2.4%, or $2.2 million, to $93.7 million in fiscal 2000, compared to $91.5 million in fiscal 1999. The revenue increase was attributable primarily to the factors set forth below.

Rental Revenues. Rental revenues decreased 2.7%, or $2.1 million, to $76.4 million in fiscal 2000, compared to $78.5 million in fiscal 1999. This decrease was primarily due to a decrease in the revenues earned by the Company's European and Asian rental operations, partially offset by increased revenues from the Company's North American rental operations.

Product Sales and Services Revenues. Product sales and services revenues increased 33.1%, or $4.3 million, to $17.3 million in fiscal 2000, compared to $13.0 million in fiscal 1999. This increase was primarily due to sales of new and used VARI*LITE® automated lighting equipment which increased $3.6 million from $10.4 million for fiscal 2000 compared to $6.8 million for fiscal 1999.

Rental Costs. Rental costs decreased 9.0%, or $3.6 million, to $36.0 million in fiscal 2000, compared to $39.6 million in fiscal 1999. Rental costs as a percentage of rental revenues decreased to 47.1% in fiscal 2000, from 50.4% in fiscal 1999. The decrease in rental costs as a percentage of total rental revenues was primarily due to improvement in rental prices and general reductions in variable operating costs.

Product Sales and Services Costs. Product sales and services costs increased 47.2%, or $3.5 million, to $10.9 million in fiscal 2000, compared to $7.4 million in fiscal 1999. Product sales and services costs as a percentage of product sales and services revenues increased to 62.8% in fiscal 2000, from 56.8% in fiscal 1999. The increase in product sales and services costs as a percentage of the related revenues was primarily the result of a decrease in revenues from sales-type leases which have historically had a lower cost compared to product sales.

Selling, General and Administrative Expense. Selling, general and administrative expense decreased 2.9%, or $1.1 million, to $37.1 million in fiscal 2000, compared to $38.2 million in fiscal 1999. This expense as a percentage of total revenues decreased to 39.6% in fiscal 2000 from 41.7% in fiscal 1999. This decrease was primarily due to lower overhead costs as a result of the Company's restructuring efforts.

Research and Development Expense. Research and development expense decreased 7.8%, or $0.4 million, to $5.2 million in fiscal 2000, compared to $5.6 million in fiscal 1999. This expense as a percentage of total revenues decreased to 5.5% in fiscal 2000, from 6.1% in fiscal 1999. This decrease was primarily the result of a decrease in employee related costs as a result of employee terminations from the restructuring of the Company in fiscal 1999.

Impairment of Assets. In June and October 2000, the Company implemented a strategic decision to sell a portion of its European operations. As a result, these European assets were written down to their net realizable value, resulting in a pre-tax charge of $3.9 million for fiscal 2000.

Gains on Lawsuit Settlement and Sale of Lease. In August 2000, the Company settled a patent infringement lawsuit for $5.0 million which resulted in a net gain of $1.7 million and also negotiated the sale of a building lease in New York which resulted in a net gain of $2.3 million.

Restructuring Costs. In 1999, the Company recorded a $0.6 million pretax charge for the estimated costs of restructuring the Company's operations. The charge includes severance payments and other costs associated with the termination of approximately 15 employees. The charge also includes costs associated with terminating leases and the write off of the net book value of leasehold improvements associated with the closing of two offices.

Interest Expense. Interest expense increased 14.1%, or $0.7 million, to $5.2 million in fiscal 2000, compared to $4.5 million in fiscal 1999. This increase was due to higher interest rates in fiscal 2000.

Income Taxes. The effective tax rate in fiscal 2000 and 1999 was 39.5%.

Quarterly Fluctuations and Seasonality

The following table sets forth certain quarterly income statement data and EBITDA for each of the Company's last three fiscal years, which were derived from unaudited financial statements of the Company. In the opinion of the Company's management, this income statement data contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof.

	Quarters Ended				
	December 31	March 31	June 30	September 30	Fiscal Year
	(In thousands)				
Fiscal 1999					
Total Revenues	$25,248	$23,170	$20,066	$23,048	$91,532
EBITDA	5,326	4,370	3,035	2,671	15,402
Operating income (loss)	1,466	347	(661)	(980)	172
Fiscal 2000					
Total Revenues	$27,679	$20,719	$21,509	$23,781	$93,688
EBITDA	6,938	2,714	4,004	4,891	18,547
Operating income (loss)	3,362	(791)	549	1,586	4,706
Fiscal 2001					
Total Revenues	$20,378	$18,337	$15,584	$18,764	$73,063
EBITDA	10,900	2,664	803	2,394	16,761
Operating income (loss)	8,229	115	(1,800)	(244)	6,300

EBITDA is calculated herein as income before income taxes, extraordinary loss and cumulative effect of change in accounting principle plus depreciation, amortization and net interest expense. The Company believes that EBITDA serves as an important financial analysis tool for measuring and comparing financial information such as liquidity, operating performance and leverage. EBITDA should not be considered an alternative to net income or other cash flow measures determined under accounting principals generally accepted in the United States of America as an indicator of the Company's performance or liquidity. EBITDA as disclosed herein may not be comparable to EBITDA as disclosed by other companies.

The Company has experienced and is expected to continue to experience fluctuations in quarterly operating results, both between different quarters within the same fiscal year and with respect to the same quarter between different fiscal years. These fluctuations arise from several factors, including the timing and dollar value of product sales with customers, the dependence of the Company on concert tours, which are unpredictable in timing and duration, the introduction of new products and general economic conditions both domestically and internationally. Because of the possibilities of significant fluctuations, results for any quarter may not be indicative of results that may be achieved in a full year. EBITDA and operating loss for the quarter ended September 30, 1999, include charges totaling $0.6 million for employee termination costs associated with restructuring the Company's operations. EBITDA and operating loss for the quarter ended June 30, 2000, includes charges totaling $0.7 million for the impairment of assets used in the Company's Madrid, Spain operations which were sold. EBITDA and operating loss for the quarter ended September 30, 2000, includes total gains on the settlement of the patent infringement lawsuit and the sale of a building lease in New York of $4.0 million partially offset by charges totaling $3.2 million for the impairment of assets used in the Company's continental European operations which were sold. EBITDA and operating income for the quarter ended December 31, 2000, includes a $7.1 million gain on the sale of the Company's sound reinforcement business.

Liquidity and Capital Resources

Historically, the Company has financed its operations and capital expenditures with cash flow from operations, bank borrowings and advances from customers. The Company's operating activities generated cash flow of approximately $8.5 million, $9.7 million and $3.3 million during fiscal 1999, 2000 and 2001, respectively.

On December 19, 1997, the Company entered into a $50.0 million multicurrency revolving credit facility (the "Old Credit Facility"). Borrowings under the Old Credit Facility were $32.2 million at September 30, 2000. Subsequent to September 30, 2000, the Company used proceeds of $22.2 million from the sale of the Company's concert sound reinforcement business and continental European rental operations and the funding of the London Bank Loans to reduce borrowings under the Old Credit Facility to $10.0 million.

On December 29, 2000, Vari-Lite, Inc. entered into the New Credit Facility which includes the $12.0 million Term Loan, the $5.0 million Revolver and the $3.0 million Capital Expenditure Loan. The Term Loan and Capital Expenditure Loan amortize over 84 months (subject to a balloon payment on termination of the "New Credit Facility" as discussed below). Borrowings under the Revolver are subject to availability under a borrowing base of eligible inventory and accounts receivable (as defined in the New Credit Facility). As of September 30, 2001, there was $2.9 million outstanding under the Revolver. Prior to January 15, 2002, all outstanding borrowings under the New Credit Facility bear interest at the lender's base rate or LIBOR, plus a rate margin of .75% and 2.50%, respectively. Beginning on January 15, 2002, all outstanding balances under the New Credit Facility will bear interest at the lender's base rate or LIBOR, plus a rate margin ranging from 0.25% to 0.75% or 2.00% to 2.50%, respectively, based upon the Company's ratio of Adjusted Funded Debt to EBITDA (as defined in the New Credit Facility). The New Credit Facility is guaranteed by the Company and is secured by all of the stock and substantially all of the assets of Vari-Lite, and a pledge of 65% of the outstanding capital stock of the Company's foreign subsidiaries. A commitment fee of 0.25% is charged on the average daily unused portion of the New Credit Facility. The New Credit Facility contains compliance covenants, including requirements that the Company achieve certain financial ratios, as amended on December 31, 2001. In addition, the New Credit Facility places limitations on annual capital expenditures and on the ability to incur additional indebtedness, make certain loans or investments, sell assets, pay dividends or reacquire the Company's stock. The New Credit Facility terminates on December 31, 2003. Upon termination of the New Credit Facility, the entire outstanding indebtedness thereunder becomes due and payable in full.

On November 23, 2000, the Company entered into a British pounds sterling 4.0 million (USD 5.8 million) loan with a U.K. bank. On September 27, 2001, the Company entered into an additional British pounds sterling 0.5 million (USD 0.7 million) loan collectively, the "London Bank Loans". These loans accrue interest at the rate of 9.1% and 7.78% per annum and amortize over 48 months and 60 months, respectively. The London Bank Loans are secured by all of the assets of the Company's London operations and include certain financial covenants, limitations on capital expenditures and intercompany payments and the guarantee of the Company.

The Company has typically hedged a portion of its currency fluctuation risk by borrowing foreign currencies. Cash generated from the Company's European and Asian operations is typically denominated in the local currencies of these foreign offices and is used to pay expenses incurred in those currencies and service the foreign currency borrowings. The London Bank Loans are serviced by cash generated from the Company's London operations and serves as an economic hedge for net cash generated from these operations. This would not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." In the future, the Company may use other financial instruments to hedge its foreign currency fluctuation risk.

The Company has borrowed money to purchase computer equipment, office furniture and fixtures and conventional equipment. These loans typically amortize over three years and bear interest at various rates ranging from 1.6% to 9.3%. Proceeds received under this type of financing were approximately $1.4 million, $2.9 million and $0.2 million for fiscal 1999, 2000 and 2001, respectively, and borrowings outstanding at September 30, 1999, 2000 and 2001 were approximately $2.6 million, $3.8 million and $1.2 million, respectively. In addition, in fiscal 2000, the Company borrowed an aggregate of $1.9 million through various capitalized leases which bear interest at rates of 2.3% to 10.35%. At September 30, 2000 and 2001, respectively, the Company's equipment borrowings outstanding (including capitalized leases) were $1.7 million and $0.8 million, respectively.

The Company uses customer advances to fund short-term working capital and immediate capital expenditure needs for specific contracts. As of September 30, 1999, 2000 and 2001, the Company had unearned revenue related to customer advances of approximately $2.6 million, $3.3 million and $1.2 million, respectively.

The Company's business requires on-going capital expenditures. Capital expenditures for fiscal 1999, 2000 and 2001 were approximately $12.9 million, $4.0 million and $8.3 million, respectively, of which approximately $11.2 million, $2.6 million and $7.3 million were for rental equipment inventories. The majority of the Company's revenues are generated through equipment rentals and, as such, the Company must maintain a significant amount of rental equipment to meet customer demands.

Inventory included in current assets consists primarily of raw materials, finished goods and spare parts inventory for the Company's automated lighting equipment. Raw materials represented 90%, 90% and 85% of total inventory at September 30, 1999, 2000 and 2001, respectively.

The Company had a working capital deficit of approximately $0.2 million at September 30, 1999 and $2.1 million at September 30, 2000 and a working capital surplus of $15.2 million at September 30, 2001. The Company has historically maintained working capital deficits since the bulk of its revenue generating assets are classified as long-term assets rather than current assets. The working capital surplus in 2001 was primarily the result of the refinancing of the Company's senior bank debt which resulted in more of the Company's debt being classified as long term.

The Company did not pay dividends in fiscal 1999, 2000 and 2001 and does not anticipate paying any cash dividends for the foreseeable future.

Management believes that cash flow generated from operations and borrowing capacity under the New Credit Facility will be sufficient to meet the anticipated operating cash needs and capital expenditures for the next twelve months. Because the Company's future operating results will depend on a number of factors, including the demand for the Company's products and services, the Company's ability to market, sell and support products, competition, the success of the Company's research and development programs, the ability to achieve competitive and technological advances, general and economic conditions and other factors beyond the Company's control, there can be no assurance that sufficient capital resources will be available to fund the expected expansion of its business beyond such period.

Inflation

The Company has generally been able to offset cost increases with increases in the rental rates and sales prices charged for its products and services. Accordingly, the Company does not believe that inflation has had a material effect on its results of operations to date. However, there can be no assurance that the Company's business will not be adversely affected by inflation in the future.

Disclosure Regarding Forward-Looking Statements

This report includes "forward-looking statements" as that phrase is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words "anticipate," "believe," "estimate," "expect," "will," "could," "may" and similar expressions, as they relate to management or the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions, including without limitation the following as they relate to the Company: fluctuations in operating results and seasonality; the Company's ability to market, sell and support products sold; technological changes; reliance on intellectual property; dependence on entertainment industry; competition; dependence on management; foreign exchange risk; international trade risk; and dependence on key suppliers and dependence on manufacturing facility. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk primarily due to fluctuations in interest rates and foreign currency.

As of September 30, 2001, with all other variables held constant, a hypothetical one percentage point increase in interest rates would result in an increase in interest expense of approximately $0.2 million.

The Company has typically hedged a portion of its currency fluctuation risk by borrowing foreign currencies. Cash generated from the Company's European and Asian operations is typically denominated in the local currencies of these foreign offices and is used to pay expenses incurred in those currencies and service the foreign currency borrowings. The London Bank Loans are serviced by cash generated from the Company's London operations and serves as an economic hedge for net cash generated from these operations. These activities do not qualify as hedge accounting under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." In the future, the Company may use other financial instruments to hedge its foreign currency fluctuation risk.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements of the Company and its subsidiaries which are required by this Item 8 are listed in Part IV, Item 14(a) of this report. Such consolidated financial statements are included herein beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

PART III

Certain information required by Part III is omitted from this Report on the basis that the registrant will file a definitive proxy statement pursuant to Regulation 14A for its annual meeting of shareholders to be held on March 1, 2002 (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Report, and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement which specifically address the items set forth herein are incorporated by reference. Such incorporation does not include the Report of the Compensation Committee and Omnibus Committee on Executive Compensation, the Report of the Audit Committee or the Stock Performance Graph included in the Proxy Statement.

Item 10. Directors and Executive Officers of the Registrant

The information concerning the Company's directors and executive officers required by this item is incorporated by reference to the sections entitled "Election of Directors" and "Management—Executive Officers" in the Proxy Statement.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to the section entitled "Executive Compensation" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item is incorporated by reference to the section entitled "Outstanding Capital Stock" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions

The information required by this Item is incorporated by reference to the section entitled "Transactions with Directors, Officers and Affiliates" in the Proxy Statement.

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Financial Statements

The Financial Statements listed below are filed as part of this Annual Report on Form 10-K.

(b) Financial Statement Schedule

Schedule	Description	Page
II	Valuation and Qualifying Accounts	S-1

The auditors' report with respect to the above-listed financial statement schedule appears on page F-2 of this report. All other financial statements and schedules not listed are omitted either because they are not applicable or not required, or the required information is included in the consolidated financial statements.

(c) No reports on Form 8-K were filed during the last quarter of the year ended September 30, 2001.

(d) Exhibits

Exhibit No.	Description
3.1	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 No. 333-33559)
3.2	By-Laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 No. 333-33559)
3.3	Certificate of Designation of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock, dated September 22, 1999 (incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K for the year ended September 30, 1999)
4.1	Form of certificate representing shares of the Company's Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 No. 333-33559)
4.2	Warrant Agreement, dated as of July 31, 1996, among the Company, Brown Brothers Harriman & Co., NBD Bank, SunTrust Bank, Atlanta (formerly known as Trust Company Bank) and Comerica Bank Texas (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 No. 333-33559)
4.3	Supplement, dated as of August 31, 1999, to the Warrant Agreement, dated as of July 31, 1996, between the Company and Chase Bank of Texas, N.A. (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K for the year ended September 30, 1999)
4.4	Amendment No. 1, dated as of August 31, 1999, to the Warrant Agreement, dated as of July 31, 1996, between the Company and Brown Brothers Harriman & Co. (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K for the year ended September 30, 1999)
4.5	Amendment No. 1, dated as of August 31, 1999, to the Warrant Agreement, dated as of July 31, 1996, between the Company and Suntrust Bank, Atlanta (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended September 30, 1999)

Exhibit No.	Description
4.6	Amendment No. 1, dated as of August 31, 1999, to the Warrant Agreement, dated as of July 31, 1996, between the Company and Comerica Bank-Texas (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K for the year ended September 30, 1999)
4.7	Amendment No. 1, dated as of August 31, 1999, to the Warrant Agreement, dated as of July 31, 1996, between the Company and The First National Bank of Chicago (as successor to NBD Bank) (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K for the year ended September 30, 1999)
4.8	Supplement, dated as of August 31, 1999, to the Warrant Agreement, dated as of July 31, 1996, between the Company, Brown Brothers Harriman & Co., the First National Bank of Chicago as successor to NBD Bank, Suntrust Bank, Comerica Bank-Texas, and Chase Bank of Texas, N.A. (CBT) (incorporated by reference to Exhibit 4.8 to the Company's Annual Report on Form 10-K for the year ended September 30, 1999)
10.1	Employment Agreement, dated as of July 1, 1995, between the Company and H.R. Brutsché III (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.2	Amendment No. 1, dated as of August 11, 1997, to the Employment Agreement, dated as of July 1, 1995, between the Company and H.R. Brutsché III (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.3	Consulting Agreement, dated as of July 1, 1995, between the Company and J. Anthony Smith (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.4	Consulting Agreement, dated as of July 1, 1995, between the Company and John D. Maxson (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.5	Amendment No. 1, dated as of August 11, 1997, to the Consulting Agreement, dated as of July 1, 1995, between the Company and John D. Maxson (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.6	Consulting Agreement, dated as of July 1, 1995, between the Company and James H. Clark, Jr. (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.7	Deferred Compensation Agreement, dated as of July 1, 1995, between the Company and H. R. Brutsché III (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.8	Deferred Compensation Agreement, dated as of July 1, 1995, between the Company and John D. Maxson (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.9	Deferred Compensation Agreement, dated as of July 1, 1995, between the Company and James H. Clark, Jr. (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.10	Deferred Compensation Agreement, dated as of July 1, 1995, between the Company and J. Anthony Smith (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.11	Compensation Continuation Agreement, dated as of March 31, 1994, among the Company, Vari-Lite, Inc., Showco, Inc. and H. R. Brutsché III (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 No. 333-33559)

Exhibit No.	Description
10.12	Compensation Continuation Agreement, dated as of March 31, 1994, among the Company, Vari-Lite, Inc., Showco, Inc. and John D. Maxson (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.13	Compensation Continuation Agreement, dated as of March 31, 1994, among the Company, Vari-Lite, Inc., Showco, Inc. and James H. Clark, Jr. (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.14	Statement and Terms of Employment, dated as of April 1, 1994, between Vari-Lite Europe Ltd. and Brian L. Croft (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.15	Split-Dollar Agreement, dated as of October 12, 1995, among the Company, Brown Brothers Harriman Trust Company of Texas, trustee of the H.R. Brutsché III Insurance Trust, and H. R. Brutsché III (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.16	Amended and Restated Split-Dollar Agreement, dated as of October 12, 1995, among the Company, Brown Brothers Harriman Trust Company of Texas, trustee of the H.R. Brutsché III Insurance Trust, and H. R. Brutsché III (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 No. 333- 33559)
10.17	Amended and Restated Split-Dollar Agreement, dated as of October 12, 1997, among the Company, Brown Brothers Harriman Trust Company of Texas, trustee of the John D. Maxson 1995 Irrevocable Trust, and John D. Maxson (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1 No. 333- 33559)
10.18	Split-Dollar Life Insurance Agreement, dated as of October 12, 1995, among the Company, James Howard Cullum Clark and James H. Clark, Jr. (incorporated by reference to Exhibit 10.18 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.19	Amended and Restated Split-Dollar Agreement, dated as of October 12, 1995, between the Company, James Howard Cullum Clark and James H. Clark, Jr. (incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.20	Vari-Lite International, Inc. 1997 Omnibus Plan (including forms of Incentive Stock Option Agreement and Nonqualified Stock Option Agreement) (incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.21	Vari-Lite International, Inc. Employees' Stock Ownership Plan (incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.22	Vari-Lite International, Inc. Employees' Stock Equivalence Plan (incorporated by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.23	Vari-Lite International, Inc. Annual Incentive Plan (as amended and restated) (incorporated by reference to Exhibit 10.23 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.24	Employment Agreement, dated as of August 28, 1995, by and between the Company and James E. Kinnu (incorporated by reference to Exhibit 10.34 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.25	Severance Agreement, dated as of September 30, 1996, by and between the Company and James E. Kinnu (incorporated by reference to Exhibit 10.35 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.26	Ground Lease, dated as of December 21, 1995, among Brazos Beltline Development, Inc. and Vari-Lite, Inc., Showco, Inc., IGNITION! Creative Services, Inc., Concert Production Lighting, Inc. and Irideon, Inc. (incorporated by reference to Exhibit 10.36 to the Company's Registration Statement on Form S-1 No. 333-33559)

Exhibit No.	Description
10.27	Guaranty, dated as of December 21, 1995, by the Company (incorporated by reference to Exhibit 10.37 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.28	Form of Indemnification Agreement with Directors and Officers (incorporated by reference to Exhibit 10.38 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.29	Agreement and Plan of Merger, dated as of August 27, 1997, between the Company and Vari-Lite Texas (incorporated by reference to Exhibit 10.39 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.30	International Swap Dealers Association, Inc. Master Agreement, dated as of November 23, 1993, between the Company and Brown Brothers, Harriman & Co. (along with confirmation of Interest Rate Swap Transaction) (incorporated by reference to Exhibit 10.40 to the Company's Registration Statement on Form S-1 No. 333- 33559)
10.31	International Swap Dealers Association, Inc. Master Agreement, dated as of September 13, 1996, between Vari-Lite, Inc. and SunTrust Bank, Atlanta (along with confirmations of Interest Rate Transactions) (incorporated by reference to Exhibit 10.41 to the Company's Registration Statement on Form S-1 No. 333-33559)
10.32	Multicurrency Credit Agreement, dated as of December 19, 1997, among the Company and SunTrust Bank, Atlanta, as agent for the other banks thereunder (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended September 30, 1997)
10.33	Amendment No.1, dated April 24, 1998 to the Multicurrency Credit Agreement, dated as of December 19, 1997, among the Company and SunTrust Bank, Atlanta, as agent for the other banks thereunder (incorporated by reference 10.33 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998)
10.34	Amendment No. 2, dated July 31, 1998 to the Multicurrency Credit Agreement, dated as of December 19, 1997, among the Company and SunTrust Bank, Atlanta, as agent for the other banks thereunder (incorporated by reference to Exhibit 10.34 to the Company's Quarterly Report for the quarterly period ended June 30, 1998)
10.35	Amendment No. 3, dated December 15, 1998 to the Multicurrency Credit Agreement, dated as of December 19, 1997, among the Company and SunTrust Bank, Atlanta, as agent for the other banks thereunder (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended September 30, 1999)
10.36	Amendment No. 1, effective November 2, 1998, to the Deferred Compensation Agreement, dated as of July 1, 1995, between the Company and H.R. Brutsche´ III (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended September 30, 1999)
10.37	Amendment No. 1, effective November 2, 1998, to the Deferred Compensation Agreement, dated as of July 1, 1995, between the Company and John D. Maxson (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended September 30, 1999)
10.38	Amendment No. 1, effective November 2, 1998, to the Deferred Compensation Agreement, dated as of July 1, 1995, between the Company and James H. Clark, Jr. (incorporated by reference to Exhibit 10.38 to the Company's Quarterly Report for the quarterly period ended December 31, 1998)
10.39	Amendment No. 1, effective November 2, 1998, to the Deferred Compensation Agreement, dated as of July 1, 1995, between the Company and J. Anthony Smith (incorporated by reference to Exhibit 10.39 to the Company's Quarterly Report for the quarterly period ended December 31, 1998)

Exhibit No.	Description
10.40	Amendment No. 1, effective January 1, 1998, to the Vari-Lite International, Inc. Employees' Stock Ownership Plan dated September 27, 1995 (incorporated by reference to Exhibit 10.40 to the Company's Quarterly Report for the quarterly period ended March 31, 1999)
10.41	Amendment No. 1, effective January 1, 1998, to the Vari-Lite International, Inc. Employees' Stock Ownership Trust dated September 27, 1995 (incorporated by reference to Exhibit 10.41 to the Company's Quarterly Report for the quarterly period ended March 31, 1999)
10.42	Amendment No. 4, dated April 1, 1999, to the Multicurrency Credit Agreement, dated as of December 19, 1997, among the Company and SunTrust Bank, Atlanta, as agent for the banks thereunder (incorporated by reference to Exhibit 10.42 to the Company's Quarterly Report for the quarterly period ended March 31, 1999)
10.43	Temporary Waiver Agreement, dated August 12, 1999, to the Multicurrency Credit Agreement, dated as of December 19, 1997, among the Company and SunTrust Bank, Atlanta, as agent for the banks thereunder (incorporated by reference to Exhibit 10.43 to the Company's Quarterly Report for the quarterly period ended June 30, 1999)
10.44	Rights Agreement, dated September 27, 1999, by and between the Company and Chase Mellon Shareholder Services, L.L.C. (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed September 22, 1999)
10.45	Amendment No. 5, dated August 25, 1999, to the Multicurrency Credit Agreement, dated as of December 19, 1997, among the Company and SunTrust Bank, Atlanta, as agent for the banks thereunder (incorporated by reference to Exhibit 10.45 to the Company's Annual Report on Form 10-K for the year ended September 30, 1999)
10.46	Amendment No. 6, dated January 11, 2000, to the Multicurrency Credit Agreement, dated as of December 19, 1997, among the Company and SunTrust Bank, Atlanta, as agent for the banks thereunder (incorporated by reference to Exhibit 10.46 to the Company's Annual Report on Form 10-K for the year ended September 30, 1999)
10.47	Share Purchase Agreement, dated October 26, 2000, between Vari-Lite International, Inc. and First Events B.V. (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed November 13, 2000)
10.48	Asset Purchase Agreement, dated October 26, 2000, between Vari-Lite, Inc. and First Events B.V. (incorporated by reference to Exhibit 2.2 to the Company's Form 8-K filed November 13, 2000)
10.49	Asset Transfer Agreement, dated November 17, 2000, by and among Vari-Lite International, Inc., Showco, Inc. and Clearsho, LLC (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed December 4, 2000)
10.50	Equity Purchase Agreement, dated November 17, 2000 by and among Vari-Lite International, Inc., Showco, Inc., Clair Brothers Audio Enterprises, Inc. and Clair Acquisition Corp. (incorporated by reference to Exhibit 2.2 to the Company's Form 8-K filed December 4, 2000)
10.51	Financing Agreement, dated December 29, 2000, between Vari-Lite, Inc. and U.S. Bank National Association, formerly known as Firstar Bank, National Association (incorporated by reference to Exhibit 10.51 to the Company's Annual Report on Form 10-K for the year ended September 30, 2000)
10.52	Security Agreement, dated December 29, 2000, between the Company and U.S. Bank National Association, formerly known as Firstar Bank, National Association (incorporated by reference to Exhibit 10.52 to the Company's Annual Report on Form 10-K for the year ended September 30, 2000)

Exhibit No.	Description
10.53	Guaranty Agreement, dated December 29, 2000, made by the Company in favor of U.S. Bank National Association, formerly known as Firstar Bank, National Association (incorporated by reference to Exhibit 10.53 to the Company's Annual Report on Form 10-K for the year ended September 30, 2000)
10.54	Patent, Trademark and License Security Agreement, dated December 29, 2000, between Vari-Lite, Inc. and U.S. Bank National Association, formerly known as Firstar Bank, National Association (incorporated by reference to Exhibit 10.54 to the Company's Annual Report on Form 10-K for the year ended September 30, 2000)
10.55	Chattel Mortgage Facility Offer, dated November 9, 2000, between Vari-Lite Production Services Ltd. and Barclays Mercantile Business Finance Limited (incorporated by reference to Exhibit 10.55 to the Company's Annual Report on Form 10-K for the year ended September 30, 2000)
10.56	Mortgage, dated November 23, 2000, between Vari-Lite Production Services Ltd. and Barclays Mercantile Business Finance Limited (incorporated by reference to Exhibit 10.56 to the Company's Annual Report on Form 10-K for the year ended September 30, 2000)
10.57	Guarantee & Indemnity-Cross Border, dated November 23, 2000, between the Company and Barclays Mercantile Business Finance Limited on behalf of Vari-Lite Production Services, Ltd. (incorporated by reference to Exhibit 10.57 to the Company's Annual Report on Form 10-K for the year ended September 30, 2000)
10.58	Employment Agreement, dated January 1, 2001, between the Company and T. Clay Powers (incorporated by reference to Exhibit 10.58 to the Company's Quarterly Report for the quarterly period ended March 31, 2001)
10.59	Employment Agreement, dated January 1, 2001, between the Company and Jerome L. Trojan III (incorporated by reference to Exhibit 10.59 to the Company's Quarterly Report for the quarterly period ended March 31, 2001)
10.60	Employment Agreement, dated July 11, 2001, between the Company and Robert H. Schacherl (incorporated by reference to Exhibit 10.60 to the Company's Quarterly Report for the quarterly period ended June 30, 2001)
10.61	Amendment No. 1, dated March 30, 2001, to the Financing Agreement, dated as of December 29, 2000, between Vari-Lite, Inc. and U.S. Bank National Association, formerly known as Firstar Bank, National Association (incorporated by reference to Exhibit 10.61 to the Company's Quarterly Report for the quarterly period ended June 30, 2001)
10.62	Amendment No. 2, dated June 30, 2001, to the Financing Agreement, dated as of December 29, 2000, between Vari-Lite, Inc. and U.S. Bank National Association, formerly known as Firstar Bank, National Association (incorporated by reference to Exhibit 10.62 to the Company's Quarterly Report for the quarterly period ended June 30, 2001)
10.63	Amendment No. 1 to the Vari-Lite International, Inc. 1997 Omnibus Plan (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8 No. 333-67664)
*10.64	Amendment No. 3, dated December 31, 2001, to the Financing Agreement, dated as of December 29, 2000, between Vari-Lite, Inc. and U.S. Bank National Association, formerly known as Firstar Bank, National Association.
*10.65	Master Lease Purchase Agreement, dated September 27, 2001, between Vari-Lite Europe Ltd., formerly known as Vari-Lite Production Services, Ltd., and Barclays Mercantile Business Finance Limited.
*21.1	List of Company's Subsidiaries
*23.1	Consent of Deloitte & Touche, LLP

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas and State of Texas on the 31st day of December, 2001.

VARI-LITE INTERNATIONAL, INC.

By: /s/ H.R. BRUTSCHE´ III

H.R. Brutsche´ III
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities on the 31st day of December, 2001.

/s/ H.R. BRUTSCHE´ III H.R. Brutsche´ III	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ JEROME L. TROJAN III Jerome L. Trojan III	Vice President—Finance, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)
/s/ JAMES H. CLARK, JR. James H. Clark, Jr.	Director
/s/ JOHN D. MAXSON John D. Maxson	Director
/s/ JOHN R. RETTBERG John R. Rettberg	Director
/s/ WILLIAM C. SCOTT William C. Scott	Director
/s/ J. ANTHONY SMITH J. Anthony Smith	Director
/s/ J.R.K. TINKLE J.R.K. Tinkle	Director

INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF VARI-LITE INTERNATIONAL, INC. AND SUBSIDIARIES

The following financial statement supplementary schedule of the Registrant and its subsidiaries required to be included in Item 14(b) is listed below:

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Vari-Lite International, Inc.
Dallas, Texas

We have audited the accompanying consolidated balance sheets of Vari-Lite International, Inc. and subsidiaries (herein referred to as "the Company") as of September 30, 2000 and 2001, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. Our audits also included the financial statement schedule listed in the index at Item 14(b). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

Dallas, Texas
December 31, 2001

VARI-LITE INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

September 30, 2000 and 2001

(In thousands except share data)

	2000	2001
ASSETS		
CURRENT ASSETS:		
Cash	$ 4,315	$ 3,686
Receivables, less allowance for doubtful accounts of $740 and $603	12,369	9,679
Inventory	13,695	15,388
Prepaid expense and other current assets	1,352	783
TOTAL CURRENT ASSETS	31,731	29,536
EQUIPMENT AND OTHER PROPERTY:		
Lighting and sound equipment	123,210	103,032
Machinery and tools	5,678	3,578
Furniture and fixtures	5,089	4,207
Office and computer equipment	10,377	10,501
Work in progress and raw materials inventory	680	—
	145,034	121,318
Less accumulated depreciation and amortization	84,097	72,712
	60,937	48,606
OTHER ASSETS	2,035	2,076
TOTAL ASSETS	$ 94,703	$ 80,218
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 10,873	$ 8,079
Unearned revenue	3,272	1,201
Income taxes payable	82	146
Current portion of long-term obligations	19,599	4,893
TOTAL CURRENT LIABILITIES	33,826	14,319
LONG-TERM OBLIGATIONS	18,136	18,363
DEFERRED INCOME TAXES	993	2,209
TOTAL LIABILITIES	52,955	34,891
COMMITMENTS AND CONTINGENCIES (Note F)	—	—
STOCKHOLDERS' EQUITY:		
Preferred Stock, $0.10 par value (10,000,000 shares authorized; no shares issued)	—	—
Common Stock, $0.10 par value (40,000,000 shares authorized; 7,845,167 shares issued; 7,800,003 shares outstanding)	785	785
Treasury Stock, at cost	(186)	(186)
Additional paid-in capital	25,026	25,026
Stockholder notes receivable	(19)	—
Accumulated other comprehensive income (loss)—foreign currency translation adjustment	(319)	791
Retained earnings	16,461	18,911
TOTAL STOCKHOLDERS' EQUITY	41,748	45,327
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 94,703	$ 80,218

See notes to consolidated financial statements.

VARI-LITE INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Years Ended September 30, 1999, 2000 and 2001

(In thousands except share data)

	1999	2000	2001
Rental revenues	$ 78,520	$ 76,366	$ 55,597
Product sales and services revenues	13,012	17,322	17,466
TOTAL REVENUES	91,532	93,688	73,063
Rental cost	39,557	35,990	25,534
Product sales and services cost	7,393	10,881	11,518
TOTAL COST OF SALES	46,950	46,871	37,052
GROSS PROFIT	44,582	46,817	36,011
Selling, general and administrative expense	38,224	37,102	31,551
Research and development expense	5,586	5,152	5,260
TOTAL OPERATING EXPENSES	43,810	42,254	36,811
Impairment of assets	—	(3,850)	—
Restructuring costs	(600)	—	—
Gains on lawsuit settlement and sale of lease	—	3,993	—
Gain on sale of concert sound reinforcement business	—	—	7,100
OPERATING INCOME	172	4,706	6,300
Interest expense (net)	4,540	5,180	2,294
INCOME (LOSS) BEFORE INCOME TAXES	(4,368)	(474)	4,006
Income tax expense (benefit)	(1,725)	(187)	1,556
NET INCOME (LOSS)	(2,643)	(287)	2,450
Other comprehensive income (loss)—foreign currency translation adjustment	1,122	(1,211)	1,110
COMPREHENSIVE INCOME (LOSS)	$ (1,521)	$ (1,498)	$ 3,560
WEIGHTED AVERAGE BASIC SHARES OUTSTANDING	7,800,003	7,800,003	7,800,003
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	7,800,003	7,800,003	7,864,850
PER SHARE INFORMATION			
BASIC:			
Net income (loss)	$ (0.34)	$ (0.04)	$ 0.31
DILUTED:			
Net income (loss)	$ (0.34)	$ (0.04)	$ 0.31

See notes to consolidated financial statements.

VARI-LITE INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended September 30, 1999, 2000 and 2001
(In thousands except share data)

	Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Stockholder Notes Receivable	Stock Purchase Warrants	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
	Shares	Amount	Shares	Amount	Shares	Amount						
BALANCE, OCTOBER 1, 1998	—	$ —	7,845,167	$785	(45,164)	$(186)	$24,426	$ (82)	$ 600	$ (230)	$19,391	$44,704
Payments on stockholder notes receivable								52				52
Revaluation of stock warrants							600		(600)			—
Other comprehensive income—foreign currency translation adjustment										1,122		1,122
Net loss											(2,643)	(2,643)
BALANCE, SEPTEMBER 30, 1999	—	—	7,845,167	785	(45,164)	(186)	25,026	(30)	—	892	16,748	43,235
Payments on stockholder notes receivable								11				11
Other comprehensive income—foreign currency translation adjustment										(1,211)		(1,211)
Net loss											(287)	(287)
BALANCE, SEPTEMBER 30, 2000	—	—	7,845,167	785	(45,164)	(186)	25,026	(19)	—	(319)	16,461	41,748
Payments on stockholder notes receivable								19				19
Other comprehensive income—foreign currency translation adjustment										1,110		1,110
Net income											2,450	2,450
BALANCE, SEPTEMBER 30, 2001	—	$ —	7,845,167	$785	(45,164)	$(186)	$25,026	$ —	$ —	$ 791	$18,911	$45,327

See notes to consolidated financial statements.

VARI-LITE INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30, 1999, 2000 and 2001

(In thousands)

	1999	2000	2001
Cash flows from operating activities:			
Net income (loss)	$ (2,643)	$ (287)	$ 2,450
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	15,230	13,841	10,461
Amortization of note discount and deferred loan fees	136	453	401
Provision for doubtful accounts	140	178	366
Impairment of assets	—	3,850	—
Gain on sale of lease	—	(2,251)	—
Deferred income taxes	(2,194)	(521)	1,216
Gain on sale of equipment and other property	(159)	(626)	131
Gain on sale of concert sound reinforcement business	—	—	(7,100)
Gains on sale of Brilliant Stages, cancellation of land lease and loss on sale of Dubai	(462)	—	—
Net change in assets and liabilities:			
Accounts receivable	268	(130)	(111)
Inventory	(2,545)	(6,852)	(1,693)
Prepaid expenses	12	324	483
Other assets	1,668	2,583	(351)
Accounts payable, accrued liabilities and income taxes payable	(1,869)	(1,588)	(1,168)
Unearned revenue	912	679	(1,738)
Net cash provided by operating activities	8,494	9,653	3,347
Cash flows from investing activities:			
Capital expenditures, including rental equipment	(12,914)	(3,980)	(8,267)
Acquisition of European companies, net of cash acquired	(1,192)	—	—
Proceeds from sale of European company, lawsuit settlement and sale of lease	—	4,714	—
Proceeds from sale of Irideon, Brilliant Stages and Dubai assets and cancellation of land lease	3,666	—	—
Proceeds from sale of concert sound reinforcement business	—	—	11,946
Proceeds from sale of European operations	—	—	5,258
Proceeds from sale of equipment	400	3,580	117
Net cash provided (used) by investing activities	(10,040)	4,314	9,054
Cash flows from financing activities:			
Proceeds from issuance of debt	33,178	29,198	62,203
Principal payments on debt	(34,765)	(39,214)	(74,556)
Principal payments on distributor advances	(646)	(279)	—
Proceeds from payments on stockholder notes receivable	52	11	19
Net cash used by financing activities	(2,181)	(10,284)	(12,334)
Effect of exchange rate changes on cash and cash equivalents	1,858	(1,337)	(696)
Net increase (decrease) during the year	(1,869)	2,346	(629)
Cash, beginning of year	3,838	1,969	4,315
Cash, end of year	$ 1,969	$ 4,315	$ 3,686
Supplemental Cash Flow Information			
Cash paid for interest expense	$ 3,958	$ 5,459	$ 2,374
Cash paid for income taxes	$ 821	$ 427	$ 96
Non-cash transactions:			
Warrants revalued	$ (600)	$ —	$ —

See notes to consolidated financial statements.

(In thousands except share data)

NOTE A—ORGANIZATION:

The Company is a leading worldwide designer and manufacturer of automated lighting systems and distributor of automated and conventional lighting and related equipment and services. The Company markets its products and services primarily to the entertainment industry, serving such markets as concert touring, theater, television and film and corporate events. The Company's manufacturing and sales division sells VARI*LITE automated lighting equipment through a dedicated sales staff and a worldwide network of independent dealers. Through its domestic and international offices, the Company's VLPS rental division offers complete automated and conventional lighting systems and lighting production services.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation and Use of Estimates

The consolidated financial statements of Vari-Lite International, Inc. include the accounts of its wholly-owned subsidiaries which consist of operating and holding companies. The operating companies consist of Vari-Lite, Inc., Vari-Lite Asia, Inc. and Vari-Lite Production Services, Ltd.

On September 23, 1999, the Company sold substantially all of the assets of its Dubai operation. On June 30, 2000, the Company sold its entire interest in Vari-Lite Production Services, S.A. and the VARI*LITE® equipment used in the operations for a loss of $650. On October 26, 2000, the Company sold its continental European operations. This transaction resulted in a pre-tax charge of $3,200 which included the write off of all the associated goodwill. All material intercompany transactions and balances have been eliminated. On November 17, 2000, the Company transferred substantially all of the assets of Showco, Inc. ("Showco") to Clearsho, Inc. ("Clearsho"), which assumed certain of Showco's contract liabilities, in exchange for the sole membership interest in Clearsho. On November 17, 2000, Showco sold 100% of its interest in Clearsho which resulted in a net pre-tax gain of $7,100. In April 2001, the Company closed IGNITION! Creative Services, Inc. ("Ignition"). Ignition provided design and production management services to corporations and business associations for conventions, business meetings and special events.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from these estimates.

Inventory

Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes certain indirect purchasing and handling costs incurred to acquire and manage inventory and certain overhead costs. Market for raw materials is based on replacement cost and for other inventory classifications on net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

Equipment and Other Property

Equipment and other property are stated at cost or, in the case of capitalized leases, at the lower of the present value of future lease payments or the fair value of the equipment. Depreciation and amortization are provided on the straight-line method over the estimated useful lives ranging from three to ten years of the various classes of equipment and other property.

Long-Lived Assets

As required by Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Assets to be Disposed Of," the Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the assets' carrying value unlikely. An impairment loss would be recognized when the sum of the expected future net cash flows is less than the carrying amount of the asset.

Other Assets

The Company capitalizes and includes in other assets deferred financing costs and the costs of acquiring patents and trademarks on its products. Deferred financing costs are amortized over the term of the related debt. Amortization on patents and trademarks is computed on the straight-line basis over the lives of the patents or trademarks or the period of expected benefit, if shorter. In addition, the Company capitalizes legal costs associated with the pursuit of third parties for infringement of certain of the Company's patents, copyrights and trademarks when the Company is successful, or management believes it will be successful, and that these costs will be recovered pursuant to SFAS No. 121. These costs are amortized over the lives of the applicable patents, copyrights and trademarks.

Foreign Currency Translation

In accordance with SFAS No. 52, "Foreign Currency Translation," the asset and liability accounts of the Company's non-U.S. subsidiaries are translated into U.S. dollars using rates of exchange in effect at the balance sheet date. Revenues and expenses are translated at exchange rates which approximate the average rates prevailing during the year. The cumulative translation gains and losses are a component of comprehensive income and included in stockholders' equity.

Revenue Recognition

Revenues related to equipment rental and services are recognized as earned over the terms of the contracts. Revenues related to the sale of products are recognized when title passes.

Research and Development

Costs incurred in connection with the development of new products are considered research and development costs and are charged to operations as incurred.

Derivative Instruments

Prior to fiscal year 1998, the Company had entered into an interest rate swap agreement to reduce the risks associated with variable interest rates. The interest rate swap agreement corresponded to a portion of the outstanding principal balance of the Company's line of credit. The Company recorded the amount paid or received pursuant to the swap agreement as an adjustment to interest expense, and the related payable or receivable to or from the counterparty as a liability or asset, respectively. In August 1999, the termination of the interest swap prior to the scheduled maturity resulted in a charge to expense for the

(In thousands except share data)

amount of unamortized costs and payments required under the agreement. The Company terminated the interest rate swap agreement in August 1999 for $300 in cash from the counterparty. As a result, the Company recorded a gain for the amount of cash received in excess of the unamortized costs. The gain is included in selling, general and administrative expenses in the accompanying income statement. As of September 30, 2001, the Company did not have any derivative financial instruments.

Fair Value of Financial Instruments

In assessing the fair value of financial instruments at September 30, 2000 and 2001, the Company has used available market information and other valuation methodologies. Some judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

The carrying amounts of cash, receivables, payables and long term obligations approximated fair value as of September 30, 2000 and 2001.

Equity-Based Compensation

SFAS No. 123 establishes a method of accounting whereby recognized option pricing models are used to estimate the fair value of equity based compensation, including options. The Company has elected, as provided by SFAS No. 123, not to recognize compensation expense for employee equity based compensation as calculated under SFAS No. 123, but will recognize any related expense in accordance with the provisions of APB Opinion No. 25. Disclosure of amounts required by SFAS 123 are included in Note G.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes," and files a consolidated federal income tax return. Deferred tax assets and liabilities are recorded based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Provision is made for deferred taxes relating to temporary differences in the recognition of income and expense for financial reporting and for income tax purposes.

Net Income (Loss) Per Share

Net income per share is calculated by dividing net income by the weighted average shares outstanding for the applicable period. Common stock equivalents, including warrants and options, are included, to the extent considered dilutive, using the treasury stock method and are assumed to be outstanding for the full period in the period of issuance. Options to purchase 736,100, 657,900 and 743,700 shares of Common Stock at prices ranging from $13.20 to $1.125 were outstanding at September 30, 1999, 2000 and 2001, respectively. Warrants to purchase 296,057 shares of Common Stock at a price of $3.75 were outstanding at September 30, 1999, 2000 and 2001. None of the options or warrants in 1999 and 2000 were included in the computation of diluted EPS as they were antidilutive. At September 30, 2001, 64,847 options ranging from $1.125 to $1.375 were included in the computation of diluted EPS.

(In thousands except share data)

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. SFAS 133, as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The Company adopted SFAS No. 133 effective October 1, 2000 which adoption does not have any impact on the financial position or results of operations of the Company because the Company does not have any derivative financial instruments.

On July 1, 2001, the Company adopted the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements. The Company's revenue recognition policies were in substantial conformity with the SAB.

SFAS No. 142, Goodwill and Other Intangible Assets, must be adopted by the Company in the first quarter of its fiscal year 2003, and will be applied to all goodwill and other intangible assets recognized on the balance sheet, regardless of when those assets were initially recognized. Goodwill must be tested for impairment as of the beginning of the fiscal year of adoption and annually thereafter. Goodwill acquired in a business combination completed after June 30, 2001 cannot be amortized.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, that replaces SFAS No. 121 and certain provisions of Accounting Principles Board Opinion No. 30 relating to reporting of discontinued operations, effective for the Company's fiscal year 2003.

Management does not anticipate that the adoption of SFAS Nos. 142 or 144 will significantly impact the results of operations or financial position of the Company.

Segment Reporting

The Company operates in geographic segments located in North America, Europe and Asia. The Company markets its products and services to the entertainment industry, including concert touring, theatre, television and film and corporate events markets, through various media including, but not limited to, trade shows, trade advertising and direct marketing. The Company solicits business from lighting and set designers, other specifiers and consultants, artist managers, producers, production managers, end users and production companies, promoters, rental companies, corporations and business associations. No customer has accounted for more than 10% of the Company's revenues for at least the last three fiscal years. The Company does not rely on any major customer for a significant amount of its operation. See Note M for segment information.

(In thousands except share data)

NOTE C—INVENTORY:

Inventory consists of the following:

	2000	2001
Raw materials	$12,341	$13,086
Work in progress	698	567
Finished goods	656	1,735
	$13,695	$15,388

NOTE D—OTHER ASSETS:

Other assets consist of the following:

	2000	2001
Cash surrender value of officer and director life insurance	$ 977	$1,129
Patents and trademarks	263	231
Deferred financing costs	778	488
Other	885	561
	2,903	2,409
Less accumulated amortization	(868)	(333)
	$2,035	$2,076

NOTE E—LONG-TERM OBLIGATIONS:

Long-term obligations expressed in U.S. dollars consist of the following:

	2000	2001
Revolving line of credit in U.S. dollars	$ 32,200	$ 2,916
Obligations under capital leases with interest at 2.3% to 10.35%, maturities through 2003	1,692	820
Term loans with interest at 1.6% to 9.3%	3,843	19,520
	37,735	23,256
Less current portion	(19,599)	(4,893)
	$ 18,136	$18,363

Based on the total borrowings outstanding as of September 30, 2000 and 2001, the weighted average interest rates were 11.75% and 6.98%, respectively.

On December 19, 1997, the Company entered into a $50.0 million multicurrency revolving credit facility ("Old Credit Facility"). Borrowings under the Old Credit Facility were $32,200 at September 30, 2000. Subsequent to September 30, 2000, the Company used proceeds of $22,200 from the sale of the Company's concert sound reinforcement business and continental European rental operations and the funding of the London Bank Loans to reduce borrowings under the Old Credit Facility to $10,000.

(In thousands except share data)

On December 29, 2000, Vari-Lite, Inc. entered into the New Credit Facility which includes the $12,000 Term Loan, the $5,000 Revolver and the $3,000 Capital Expenditure Loan. The Term Loan and Capital Expenditure Loan amortize over 84 months (subject to a balloon payment on termination of the "New Credit Facility" as discussed below). Borrowings under the Revolver are subject to availability under a borrowing base of eligible inventory and accounts receivable (as defined in the New Credit Facility). As of September 30, 2001, there was $2,916 outstanding under the Revolver. Prior to January 15, 2002, all outstanding borrowings under the New Credit Facility bear interest at the lender's base rate or LIBOR, plus a rate margin of .75% and 2.50%, respectively. Beginning on January 15, 2002, all outstanding balances under the New Credit Facility will bear interest at the lender's base rate or LIBOR, plus a rate margin ranging from 0.25% to 0.75% or 2.00% to 2.50%, respectively, based upon the Company's ratio of Adjusted Funded Debt to EBITDA (as defined in the New Credit Facility). The New Credit Facility is guaranteed by the Company and is secured by all of the stock and substantially all of the assets of Vari-Lite, Inc., and a pledge of 65% of the outstanding capital stock of the Company's foreign subsidiaries. A commitment fee of 0.25% is charged on the average daily unused portion of the New Credit Facility. The New Credit Facility contains compliance covenants, including requirements that the Company achieve certain financial ratios, as amended on December 31, 2001. In addition, the New Credit Facility places limitations on annual capital expenditures and on the ability to incur additional indebtedness, make certain loans or investments, sell assets, pay dividends or reacquire the Company's stock. The New Credit Facility terminates on December 31, 2003. Upon termination of the New Credit Facility, the entire outstanding indebtedness thereunder becomes due and payable in full.

On November 23, 2000, the Company entered into a British pounds sterling 4.0 million (USD 5.8 million) loan with a U.K. bank. On September 27, 2001, the Company entered into an additional British pounds sterling 0.5 million (USD 0.7 million) loan collectively, the "London Bank Loans". These loans accrue interest at the rate of 9.1% and 7.78% per annum and amortize over 48 months and 60 months, respectively. The London Bank Loans are secured by all of the assets of the Company's London operations and include certain financial covenants, limitations on capital expenditures and intercompany payments and the guarantee of the Company.

The Company has typically hedged a portion of its currency fluctuation risk by borrowing foreign currencies under the Old Credit Facility. Cash generated from the Company's European and Asian operations is typically denominated in the local currencies of these foreign offices and is used to pay expenses incurred in those currencies and service the foreign currency borrowings. The London Bank Loans are serviced by cash generated from the Company's London operations and serves as an economic hedge for net cash generated from these operations. This would not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." In the future, the Company may use other financial instruments to hedge its foreign currency fluctuation risk.

In 1999, the Company expensed a portion of the deferred financing costs related to the Old Credit Facility as a result of the modification in terms. The write-off of $271 is included in the interest expense in the accompanying financial statements.

(In thousands except share data)

Maturities of long-term obligations, including capital lease obligations, are approximately as follows:

2002	$ 4,893
2003	3,942
2004	13,757
2005	664
2006	—
	$23,256

NOTE F—COMMITMENTS AND CONTINGENCIES:

In the ordinary course of its business, the Company is from time to time threatened with or named as a defendant in various lawsuits, including patent infringement claims. Additionally, the Company has filed lawsuits claiming infringements of its patents by third parties for which the Company has been subject to counterclaims. The Company is not currently involved in any material legal proceedings.

NOTE G—STOCKHOLDERS' EQUITY:

The Company authorized 10,000,000 shares of preferred stock which the Company's Board of Directors may issue for such consideration and on such terms as it deems desirable, including voting and conversion rights that could adversely affect the holders of common stock.

The Company has a Stockholders Rights Plan (the "Rights Plan") that is designed to provide protection against coercive or unfair takeover tactics. Under the Rights Plan, the Company made a dividend distribution of one preferred stock purchase right for each share of common stock held of record as of September 27, 1999. Each right entitles the holder to buy one-one thousandth of a share of the Company's Series A Junior Participating Preferred Stock at an initial exercise price of $8.50. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or announces a tender offer which would result in such a person or group beneficially owning 15% or more of the Company's common stock. At that time, each Right not owned by such person or group will entitle its holder to purchase, at the Rights then current exercise price, shares of the Company's common stock having a value of twice the Right's exercise price. The Rights are redeemable by the Company and expire on September 26, 2009.

The Company has a fixed option plan which allows for the issuance of stock options and reserves shares of common stock for issuance to executives, key employees and directors. No compensation cost has been recognized for the stock options which were issued at or above fair value at the date of grant in fiscal 1999, 2000 and 2001. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in fiscal 1999, 2000 and 2001 consistent with the provisions in SFAS No. 123, the Company's net income and earnings per share would have been as follows:

	1999	2000	2001
Net income (loss)	$(3,200)	$ (745)	$2,106
Basic and diluted net income (loss) per share	$ (0.41)	$(0.10)	$ 0.27

The weighted-average fair value of the individual options granted during fiscal 1999, 2000 and 2001 was estimated at $1.52, $0.47 and $0.40, respectively, on the date of grant. The fair values were determined using a Black-Scholes option pricing model with the following assumptions for 1999, 2000 and 2001:

	1999	2000	2001
Dividend yield	0	0	0
Volatility	30%	30%	30%
Risk-free interest rate	6%	6%	4%
Expected life	5 yrs.	5 yrs.	5 yrs.

Under the plan, the total number of stock options that may be granted is 1,200,000. The price of the options granted pursuant to the plan are equal to the fair market value of the common stock on the date of grant. The options vest over a two month to five year period and expire after ten years from the date of grant.

	1999		2000		2001	
	Options (000)	Weighted-Average Exercise Price	Options (000)	Weighted-Average Exercise Price	Options (000)	Weighted-Average Exercise Price
Outstanding—Beginning of year	556	$ 12.00	736	$ 4.58	658	$4.56
Granted	651	3.07	77	1.38	285	1.18
Exercised	—	—	—	—	—	—
Forfeited	(74)	7.91	(155)	3.08	(199)	8.66
Canceled or expired	(397)	11.87	—	—	—	—
Outstanding—End of year	736	4.58	658	4.56	744	2.16
Exercisable—End of year	33	12.61	195	5.97	219	3.05

At September 30, 2001, exercise prices, number of options outstanding and remaining contractual life are shown in the following table:

	Outstanding		Exercisable
Exercise Price	Number (000)	Remaining Contractual Life (years)	Number (000)
$ 1.125	315	8.64	52
$ 1.200	30	9.78	—
$ 1.300	40	9.62	—
$ 1.375	68	8.19	13
$ 1.500	20	9.70	—
$ 3.750	268	6.24	152
$12.000	3	6.04	2

In July 1996, in connection with an amendment to the Company's credit facility, the Company issued warrants to purchase up to 242,233 shares of Common Stock at an exercise price based on the Company's earnings as defined in the warrant agreement ($11.53 per share). These warrants were valued at $600 and recorded in stockholders' equity. The terms of the warrants also provide for registration rights and adjustments to the price and number of shares in certain circumstances. In August 1999, as part of an amendment to the Company's credit facility, the Company issued additional warrants to purchase 53,824 shares of Common Stock at $3.75 per share. These warrants were assigned no value. The amendment also repriced the warrants to purchase 242,233 shares from a price of $11.53 per share to $3.75 per share. In connection with the repricing, the value of the warrants was written off to additional paid in capital. The warrants expire on December 31, 2004 and as of September 30, 2001, no warrants had been exercised.

(In thousands except share data)

NOTE H—LEASES:

As Lessor

The Company was a lessor under sales-type leases. Leases classified as sales-type leases generally stipulated that all lease payments be made within 30 days of the commencement of the lease term; however, the Company had also entered into certain sales-type leases that allowed for periodic payments throughout the term of the lease. The Company recorded revenues of $4,665, $1,222 and $0 and cost of products and services of $1,674, $683 and $0 for the years ended September 30, 1999, 2000 and 2001, respectively, related to sales-type leases.

As Lessee

The Company leases certain computers and equipment. The following is a summary of assets held under capital leases:

	2000	2001
Computers and equipment under capital leases	$ 3,664	$ 2,131
Less accumulated depreciation	(3,360)	(2,129)
Property under capital leases, net	$ 304	$ 2

The Company also leases manufacturing facilities and office space. The future minimum lease payments as of September 30, 2001, including those which relate to capital leases which are included in long-term obligations, are as follows:

	Capital	Operating
Year one	$ 749	$ 2,795
Year two	125	2,579
Year three	—	2,194
Year four	—	1,927
Year five	—	1,759
Thereafter	—	4,587
Total minimum lease payments	874	$15,841
Less amount representing interest	(54)	
Present value of net minimum lease payments	820	
Less current portion	(697)	
Long-term lease obligations	$ 123	

Rental expense for the years ended September 30, 1999, 2000 and 2001 was $3,100, $3,405 and $2,976, respectively.

In December 1995, the Company entered into a lease with an unaffiliated developer for land. Rent expense under this lease was $99 for the year ended September 30, 1999. In December 1998, the lease was canceled as a result of the sale of the land by the lessor, resulting in a gain to the Company of approximately $500 which is included in selling, general and administrative expense in the accompanying financial statements.

(In thousands except share data)

NOTE I—IMPAIRMENT OF ASSETS:

On June 30, 2000, the Company sold its Madrid, Spain operations and related assets. On October 26, 2000, the Company sold the remainder of its continental European operations and related assets. These transactions resulted in a pre-tax charge of $3,850 in fiscal 2000.

NOTE J—RESTRUCTURING COSTS:

In the fourth quarter of fiscal 1999, the Company recorded a pre-tax charge of $600 (or $369 after taxes, $0.05 per basic and diluted share) for the estimated costs of restructuring certain of the Company's operations. The charge includes severance payments and other costs associated with the termination of approximately 15 employees. The charge also includes the cost associated with terminating leases and the write off of the net book value of leasehold improvements associated with the closing of two offices. Communication of the employee terminations and office closings occurred prior to September 30, 1999 and severance payments were completed by the end of fiscal 2000.

NOTE K—INCOME TAXES:

The provision (benefit) for income taxes consists of the following:

	1999	2000	2001
Current:			
U.S. Federal	$ —	$ —	$ 70
State	8	4	15
International	461	330	255
Deferred:			
U.S. Federal	(1,608)	(494)	84
State	(262)	(44)	7
International	(324)	17	1,125
Income tax expense (benefit)	$(1,725)	$(187)	$1,556

A reconciliation of income taxes computed at the U.S. Federal statutory tax rate to the provision for income taxes is as follows:

	1999	2000	2001
Income tax expense (benefit) at U.S. Federal statutory rate	$(1,485)	$(161)	$1,362
International taxes	(126)	(47)	130
State taxes	(131)	(24)	10
Other	17	45	54
	$(1,725)	$(187)	$1,556

Deferred income taxes reflect the net tax effects of deductible temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income

(In thousands except share data)

tax purposes. The tax effects of significant items comprising the Company's net deferred income taxes consists of the following:

	2000	2001
Deferred tax asset		
Foreign tax credit carryover	$ 2,159	$ 2,531
Net operating loss carryover	4,031	1,089
Alternative minimum tax credit carryover	507	597
General business credits	636	780
Dividend from foreign operations	—	1,170
Accrued impairment costs—sale of European Operations	1,221	592
Other tax asset items	455	368
Capitalized costs	—	805
Vacation pay	—	305
Deferred tax liability		
Depreciation	(9,463)	(9,438)
Other tax liability items	(282)	(215)
Total	(736)	(1,416)
Less: Valuation allowance	(257)	(793)
Net deferred income taxes	$ (993)	$(2,209)

For tax purposes, the Company has approximately $2,531 of foreign tax credits that expire in 2006 and a net loss carryover of $3,721 that will expire in 2019 through 2020. In addition, approximately $597 of alternative minimum tax credits (which do not expire) are available to offset future regular tax liability. In addition, the Company has general business credit carryforwards of $780 that will expire in 2011 through 2019. The benefit of these tax credit carryforwards have been recognized for financial statement purposes as part of deferred taxes. In fiscal 2000 and 2001, there was a valuation allowance of $257 and $793, respectively, related to foreign tax credits.

International income taxes relate to the Company's operations in England, Japan and Hong Kong.

NOTE L—EMPLOYEE BENEFIT PLANS:

The Company has a defined contribution 401(k) plan in which substantially all its U.S. employees can elect to be participants. Under the terms of the 401(k) plan, employees can defer up to 20% of their earnings up to the permitted maximum as defined by IRS regulations. The Company matches 50% of the employee's contribution up to 5% of the employee's earnings during the plan year. During the years ended September 30, 1999, 2000 and 2001, the Company's cost to match employee contributions was approximately $310, $320 and $208, respectively.

Substantially all employees of the Company's London-based operations may elect to be participants in the Vari-Lite Europe Pension Plan. The plan is a defined contribution plan under which employees may contribute up to 3% of their base salaries. The Company makes contributions at a rate of 200% of the employee contributions, with additional contributions made for certain key employees. The Company incurred costs of $208, $154 and $119, representing matching contributions for the years ended September 30, 1999, 2000 and 2001, respectively.

The Company adopted an employee stock ownership plan ("ESOP"), effective January 1, 1995, in which its U.S. employees are eligible to participate after completing one year of service, attaining age

(In thousands except share data)

twenty-one and being a participant making elective deferrals in the Company's 401(k) Plan. Each year the Company may make discretionary contributions of cash to the ESOP as determined by the Board of Directors or a committee thereof. Participants' interests in the ESOP are distributed in the form of cash or stock upon normal retirement, disability, death or at a specific time after any other termination of employment.

Prior to January 1, 2001, the Company maintained an employee stock equivalence plan ("ESEP") for the Company's non-U.S. subsidiaries, which was effective January 1, 1995, in which its employees were eligible to participate after completing one year of service, attaining age twenty-one and for London-based employees, participating in the VLEH Pension Plan. Each year the Company made discretionary contributions of stock to the ESEP as determined by the Board of Directors or a committee thereof. Participants' interests in the ESEP were distributed in the form of cash upon normal retirement, disability, death or at a specific time after any other termination of employment. Subsequent to yearend, the Company terminated the ESEP.

In 1999, the Company accrued $250 for contribution to the ESOP and ESEP and subsequently in 2000 made a cash contribution to the Trustee. In 2000, the Company accrued $250 for contribution to the ESOP and ESEP and subsequently in 2000 and 2001 made a cash contribution to the Trustee. In 2001, the Company accrued $250 for contribution to the ESOP of which $109 was funded at September 30, 2001.

NOTE M—SEGMENT INFORMATION:

In 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards for the reporting by public business enterprises of information about product lines, geographic areas and major customers. The method for determining what information to report is based on the way that management organizes the operation segments within the Company for making operational decisions and assessments of financial performance. The Company's chief operating decision maker is considered to be the Company's Chief Operating Officer ("COO"). The COO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues by geographic region and by product lines for purposes of making operating decisions and assessing financial performance. The Company has three reportable segments: North America, Europe and Asia, which are organized, managed and analyzed geographically and operate in one

(In thousands except share data)

industry segment. Information about the Company's operations for the fiscal years ended September 30, 1999, 2000 and 2001 is presented below:

	North America	Asia	Europe	Intercompany	Total
September 30, 1999:					
Net Revenues from unaffliliated customers	$47,598	$11,668	$32,266	$ —	$91,532
Intersegment sales	20,065	—	—	(20,065)	—
Total net revenues	67,663	11,668	32,266	(20,065)	91,532
Operating income (loss)	816	1,306	(1,950)	—	172
Depreciation and amortization	12,285	139	2,806	—	15,230
Total assets	93,747	7,585	15,386	(9,018)	107,700
September 30, 2000:					
Net Revenues from unaffliliated customers	$57,004	$10,430	$26,254	$ —	$93,688
Intersegment sales	19,668	251	1,139	(21,058)	—
Total net revenues	76,672	10,681	27,393	(21,058)	93,688
Operating income (loss)	4,057	(8)	657	—	4,706
Depreciation and amortization	11,654	182	2,005	—	13,841
Total assets	76,671	8,157	16,222	(6,347)	94,703
September 30, 2001:					
Net Revenues from unaffliliated customers	$50,931	$ 8,782	$13,350	$ —	$73,063
Intersegment sales	8,139	84	166	(8,389)	—
Total net revenues	59,070	8,866	13,516	(8,389)	73,063
Operating income (loss)	2,102	875	3,323	—	6,300
Depreciation and amortization	7,816	249	2,414	(18)	10,461
Total assets	62,267	8,963	18,048	(9,060)	80,218

NOTE N—RELATED PARTY TRANSACTIONS:

Certain directors provided consulting services to the Company and received fees totaling approximately $241, $241 and $236 for each of the years ended September 30, 1999, 2000 and 2001, respectively.

At September 30, 2000 and 2001, the Company had notes receivable from stockholders totaling $19 and $0, respectively, related to common stock purchases. The notes bear interest at 9.75% and were collateralized by 16,937 shares of common stock as of September 30, 2000. These notes were paid in full on December 31, 2000.

(In thousands except share data)

NOTE O—QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

The following summarizes the unaudited quarterly results of operations for the years ended September 30, 1999, 2000 and 2001:

	Year Ended September 30, 1999			
	December 31	March 31	June 30	September 30
Total Revenues	$25,248	$23,170	$20,066	$23,048
Operating income (loss)	1,466	347	(661)	(980)
Net income (loss)	242	(409)	(1,100)	(1,376)
Net income (loss) per basic and diluted share	0.03	(0.05)	(0.14)	(0.18)
Common stock price per share				
High	4.750	4.250	2.813	2.125
Low	2.000	2.625	2.000	0.875

	Year Ended September 30, 2000			
	December 31	March 31	June 30	September 30
Total Revenues	$27,679	$20,719	$21,509	$23,781
Operating income (loss)	3,362	(791)	549	1,586
Net income (loss)	1,272	(1,241)	(392)	74
Net income (loss) per basic and diluted share	0.16	(0.16)	(0.05)	0.01
Common stock price per share				
High	1.688	4.000	2.750	1.500
Low	0.938	0.938	0.875	0.688

	Year Ended September 30, 2001			
	December 31	March 31	June 30	September 30
Total Revenues	$20,378	$18,337	$15,584	$18,764
Operating income (loss)	8,229	115	(1,800)	(244)
Net income (loss)	4,403	(229)	(1,301)	(423)
Net income (loss) per basic and diluted share	0.56	(0.03)	(0.17)	(0.05)
Common stock price per share				
High	2.500	2.250	2.000	1.540
Low	0.625	0.750	1.210	0.780

The operating loss for the quarter ended September 30, 1999, includes charges totaling $600 for employee termination costs associated with restructuring the Company's operations.

The operating loss for the quarter ended June 30, 2000, includes a $650 write-down of VLPS Madrid assets to their net realizable value. The operating income for the quarter ended September 30, 2000, includes gains on the settlement of the patent infringement lawsuit and the sale of a building lease in New York of $3,993 partially offset by charges of $3,200 for the impairment of assets used in the Company's continental European operations. The operating income for the quarter ended December 31, 2000, includes a $7,100 gain on the sale of the Company's sound reinforcement business.

(In thousands except share data)

NOTE P—SUBSEQUENT EVENTS:

Subsequent to September 30, 2001, the Company amended the financial covenants included in the New Credit Facility (See Note E). This amendment provides for lower financial covenants through September 30, 2002 and is effective on December 31, 2001.

Subsequent to September 30, 2001, the Company reduced its work force by approximately 11% and reduced other overhead costs. These cuts will result in reductions to general and administrative and research and development costs that should provide annualized savings of approximately $4.0 million.

Management believes that cash flow generated from operations and borrowing capacity under the New Credit Facility will be sufficient to meet the anticipated operating cash needs and capital expenditures for the next twelve months. Because the Company's future operating results will depend on a number of factors, including the demand for the Company's products and services, the Company's ability to market, sell and support products, competition, the success of the Company's research and development programs, the ability to achieve competitive and technological advances, general and economic conditions and other factors beyond the Company's control, there can be no assurance the sufficient capital resources will be available to fund the expected expansion of its business beyond such period.

Schedule II

Vari-Lite International, Inc.

Valuation and Qualifying Accounts

For the Years Ended September 30, 1999, 2000 and 2001

(in thousands of dollars)

Description	Beginning Balance	Charged to Costs and Expenses	Write-offs and Discounts Allowed	Ending Balance
September 30, 1999				
Allowances deducted from assets to which they apply				
Allowance for doubtful accounts	900	140	(320)	720
Allowance for excess and obsolete inventory	424	200	—	624
Allowance for foreign tax credits	544	—	—	544
September 30, 2000				
Allowances deducted from assets to which they apply				
Allowance for doubtful accounts	720	178	(158)	740
Allowance for excess and obsolete inventory	624	—	(232)	392
Allowance for foreign tax credits	544	—	(287)	257
September 30, 2001				
Allowances deducted from assets to which they apply				
Allowance for doubtful accounts	740	366	(503)	603
Allowance for excess and obsolete inventory	392	16	—	408
Allowance for foreign tax credits	257	536	—	793

Vari-Lite International Offices

Vari-Lite, Inc.
Dallas — Corporate Headquarters
201 Regal Row, Dallas, Texas 75247
TEL (+1) 214.630.1963 FAX (+1) 214.630.5867

Los Angeles
9111 Sunland Blvd., Sun Valley, California 91352
TEL (+1) 818.507.0700 FAX (+1) 818.507.0800

New York
115 Moonachie Ave., Unit C, Moonachie, New Jersey 07074
TEL (+1) 201.462.9500 FAX (+1) 201.462.9596

Las Vegas
1889 E. Maule Ave., Suite G, Las Vegas, Nevada 89119
TEL (+1) 702.795.4766 FAX (+1) 702.795.4768

Orlando
7576 Kingspointe Parkway, Suite 160, Orlando, Florida 32819
TEL (+1) 407.351.9800 FAX (+1) 407.351.9893

Nashville
5215 Linbar Drive, Suite 201, Nashville, Tennesee 37211
TEL (+1) 615.834.3190 FAX (+1) 615.834.3192

Chicago
31 Marquardt Dr., Wheeling, Illinois 60090
TEL (+1) 847.808.9800 FAX (+1) 847.808.9899

London
20-22 Fairway Drive, Greenford, Middlesex, UB6 8PW
TEL +44 (0) 20 8575.6666 FAX +44 (0) 20 8575.0424

Tokyo
Kamino II Bldg., 1-20-7 Higashi-Gotanda,
Shinagawa-ku, Tokyo, Japan 141-0022
TEL +(81) 3.3446.0041 FAX +(81) 3.3440.1510

Please visit our websites at

www.vari-lite.com

www.vips.com

for a complete list of our

rental associates and

independent dealers.


Emmy Award-winning products
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General Information

Common Stock — Listed on the Nasdaq National Market under the symbol "LITE".

Independent Auditors — Deloitte & Touche L.L.P.
2200 Ross Avenue, Suite 1600, Dallas, TX 75201

Transfer Agent & Registrar —
Mellon Investor Services, L.L.C.
P.O. Box 3315, South Hackensack, NJ 07606-1915
1-800-635-9270 www.melloninvestor.com

Investor Relations —
201 Regal Row, Dallas, TX 75247
investorrelations@vlint.com

Legal Counsel — Gardere Wynne Sewell LLP
1601 Elm Street, Dallas, TX 75201

Officers and Directors

H.R. Brutsché III — Chairman of the Board and Chief Executive Officer

T. Clay Powers — President and Chief Operating Officer

Jerome L. Trojan III — Vice President of Finance and Chief Financial Officer

James H. Clark, Jr. — Director

John D. Maxson — Director

John R. Rettberg — Director

William C. Scott — Director

J. Anthony Smith — Director

J.R.K. Tinkle — Director

VARI-LITE INTERNATIONAL

201 Regal Row, Dallas, TX 75247

(214) 630-1963 fax (214) 630-5867

www.vlint.com